                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 16, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

MICRO FOCUS ANNUAL REPORT 1998

Transforming the Enterprise

MICRO FOCUS
[LOGO]

"LIFE-CYCLE SOLUTIONS FOR ENTERPRISE COMPUTING"

CONTENTS

SELECTED FINANCIAL HIGHLIGHTS                                                 1
-------------------------------------------------------------------------------
LETTER TO SHAREHOLDERS                                                        2
-------------------------------------------------------------------------------
BUSINESS PROBLEMS, MICRO FOCUS SOLUTIONS                                      4
-------------------------------------------------------------------------------
FURTHER INFORMATION FOR SHAREHOLDERS                                         13
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS - US FORMAT                                             15
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS - UK FORMAT                                             37
-------------------------------------------------------------------------------
COMPANY INFORMATION                                           INSIDE BACK COVER
-------------------------------------------------------------------------------

For the benefit of UK and US based shareholders and customers of Micro Focus, the financial statements are presented in both UK and US formats in separate sections of the report. The other sections are common to both sets of financial statements.

The accounting policies adopted by Micro Focus are within the framework of UK accounting standards and are also in line with US generally accepted accounting principals as they apply to US software companies.

FINANCIAL HIGHLIGHTS


[GRAPH]

Annualized Revenue Per Employee
(in thousands)

Q4 1997................192
Q1 1998................169
Q2 1998................191
Q3 1998................201
Q4 1998................235

[GRAPH]

Revenue - Trended Four Quarters Rolling
(in millions)

Q4 1996................118
Q1 1997................116
Q2 1997................119
Q3 1997................122
Q4 1997................123.3
Q1 1998................130
Q2 1998................138.4
Q3 1998................152.8
Q4 1998................167.3

[GRAPH]

Business Mix

Enterprise...................34%
Distributed Computing........33%
Year 2000....................20%
Other........................13%

[GRAPH]

Composition of Revenue

Product......................62%
Maintenance..................29%
Consulting....................9%

[GRAPH]

Sales by Region of the World

North America................58%
Europe.......................32%
Rest of World................10%

TO OUR SHAREHOLDERS

Fiscal 1998 was a year of outstanding growth and performance for Micro Focus. It was the best year in the Company's history. Our excellent financial results were built upon unprecedented market acceptance for the Micro Focus solutions that are helping our large and diversified customer base maintain and extend their enterprise computing applications. We concluded fiscal 1998 with strong cash reserves, sound business fundamentals and a diversified portfolio of new and existing products; all of which position us well to serve the healthy and growing market for high-end enterprise application development software.

Financial Performance

Micro Focus achieved strong revenue growth and record sales across all products and territories in fiscal 1998. Of particular note was the strong performance of our core products as well as our Year 2000 business. We also were pleased by the substantial growth in our international markets, especially given the adverse impact of exchange rate fluctuations during the year.

For the fiscal year ended January 31, 1998, Micro Focus' net revenue grew to a record $167.3 million (GBP 97.0 million), up 36 percent from $123.2 million in fiscal 1998. Net income was $14.6 million in fiscal 1998 versus a loss of $14.7 million in fiscal 1997. Diluted earnings per share were $0.89 in the current fiscal year compared to last year's loss of $0.94 per share (last year's results included $0.37 per share million of non-recurring after-tax charges).

Building a Strong Organization

Micro Focus made several notable management changes over the past year that brought new skills and industry experience into the Company. Martin Waters was appointed President and Chief Executive Officer in July, following the departure of Marcelo Gumucio. During his tenure, Mr. Gumucio restructured the Company's business operations and returned the Company to profitability. We sincerely thank him for his contributions to Micro Focus.

Also new to the executive management team are three experienced information technology (IT) industry professionals. Richard Van Hoesen was named senior vice president and chief financial officer (CFO). Buff Jones joined the Company as senior vice president of business development, and Chris Sanders came aboard as senior vice president of product operations. Together with the other members of the executive staff, this management team is capable and eager to expand the Company's presence in the IT market and to take Micro Focus to the next level of success and profitability.

Transforming the Enterprise

With so much media focus on emerging software technologies such as Windows NT and Java, it's easy to forget that there are over 700 billion lines of mainframe-based COBOL code running the world's businesses today. From airline reservation systems to insurance company claims processing systems, to the tax authorities, the world remains dependent on the extensive business applications running on, firmly-established computing systems.

The Micro Focus charter is to help companies leverage and exploit these substantial IT assets to meet today's business challenges. By assisting our customers in maximizing their investment in existing mainframe applications, we provide a cost-efficient and highly effective path to increased productivity and competitiveness.
                                        2

Micro Focus is firmly committed to providing "best-in-class" enterprise application development solutions to help our customers realize the competitive advantages of globally distributed computing.

An ever increasing number of customers are accepting our state-of-the-art programming solutions that allow developers to manage and extend their enterprise applications for client/server computing, Year 2000 assessment and implementation, legacy maintenance and development and consulting services.

Looking Ahead

The fundamental driver for IT in the next decade is time-to-solution. The competitive business environment is changing rapidly and users expect IT to enable this pace. They need IT to operate in "web time" instead of "mainframe time". Micro focus is committed to supplying tools and solutions which will enable our customers to meet those expectations.

Our customers have billions of dollars and thousands of development years invested in their legacy software. They are investing additional billions of dollars to fix the Year 2000 problem in order to make these systems capable of functioning in the next century. Micro Focus enables our customers to leverage that investment by giving them the tools and solutions for analysis, remediation, maintenance, extension, development and reuse of those systems both in their traditional environment and, most importantly, in a distributed, enterprise-wide environment.

By extending the mainframe environment out to the desktop through new products in our Mainframe Maintenance Solution, Micro Focus will continue to improve the productivity of programmers and developers.

Through innovation in our analysis tools, problems like common European currency transition will be more easily resolved. And with the widespread acceptance of our web development environment, access to legacy data through the World Wide Web is available now.

We enter the new year with sincere appreciation for the dedication and excellence of our employees, as well as the support and confidence of our shareholders and customers. We look forward to reporting to you on our continued progress in fiscal 1999, and beyond.

Sincerely,

/s/ Martin Waters

Martin Waters
President and Chief Executive Officer      [Picture of Martin Waters]


/s/ J. Michael Gullard

J. Michael Gullard
Chairman of the Board                      [Picture of J. Michael Gullard]

This Letter to Shareholders contains certain "forward-looking statements" that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in Management Discussion and Analysis under the heading "Factors that may influence future operating results" as well as those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding "forward-looking statements," see "Further Information for Shareholders-Special Note on Forward-Looking Statements."

DISTRIBUTED COMPUTING

Micro Focus Delivers Results - And Fast!

[Picture of Clyde Todd]

The Army & Air Force Exchange Service (AAFES) operates 10,878 facilities worldwide, employs 55,600 people, and works with over 15,000 different vendors. Aside from processing over five million invoices accounting for multiple billions of dollars last year, AAFES decided to expand its mainframe accounts payable system to handle alphanumeric-not just numeric-invoices. AAFES needed a reliable, cost-effective solution that would not disrupt their operations, and they found what they were looking for with Micro Focus.

With Micro Focus' NetExpress(a), AAFES turned its mainframe-based invoice inquiry system into an Internet-capable operation in less than thirty days. "Micro Focus was our first choice," states Clyde Todd, Section Chief of AAFES' Fast Action Support Team (FAST), System Development Division. "We knew NetExpress would work without problems and, based on the performance of Micro Focus' other products, we knew it would be reliable."

AAFES' FAST team used NetExpress to quickly develop a Web browser interface that allowed its vendors throughout the world to access invoice information within minutes - numeric or not. "NetExpress is right on the money," continues Todd. "This product appears to have truly been designed by developers who understand their users' needs and requirements. In short, NetExpress is a pure pleasure to use."

Clyde Todd
Army & Air Force Exchange Service


The Path To Distributed Computing

The world has become populated with a conglomeration of millions upon millions of computers of all shapes and sizes. Incredibly complex networks connect corporate mainframe systems to powerful workstations and personal computers for the home or office. It's a heterogeneous and technologically complex world out there, and the job of the IT professional is to deploy all manner of new enterprise applications in this intricate computing environment.

The demand for distributed computing applications has never been higher as organizations recognize the value of making more types of business information available - regardless of the platform used to access it. Users want information in the ways that are most convenient for them, whether they're accessing a corporate intranet from a UNIX workstation or dialing into the home office from a laptop PC running Windows.

From obtaining customized insurance quotes to checking the latest stock prices to tracking the status of an international shipment, technology has opened the door to increasingly complex variations on the distributed processing theme. The faster companies are able to expand their operations to serve global markets, re-engineer their fundamental business systems and look for new ways to strategically leverage their IT assets, the more pressure IT departments feel to deliver new value to internal and external customers.

With time short and expectations high, traditional COBOL-based IT departments are reluctant to re-tool their operations to deliver such capabilities. With Micro Focus, they don't have to.

Micro Focus offers a software development environment that's completely independent of its deployment platform. This means that COBOL programmers can seamlessly transfer their skills and begin developing applications for other platforms without having to learn new programming languages. Our NetExpress integrated development environment is enabling Micro Focus customers to dramatically reduce the cost and the time it takes to deploy new applications for the Internet, corporate intranets and 32-bit Windows platforms. Applications developed using NetExpress can even be deployed to high-performance UNIX environments at the push of a button.

NetExpress enables Micro Focus customers to leverage their most important corporate assets: people, code and data. We make it possible for our customers to extend programs and data that already exist on their corporate mainframes to multi-platform, distributed environments. We use the term "write once, run anywhere" to describe a simple premise: by reusing and distributing existing business logic, our customers are able to minimize risk and save thousands of development hours, along with the dollars those hours cost.

Micro Focus is also helping companies extend their enterprise assets to multiple platforms through our consulting services organization. Our consultants analyze current development and production environments, develop transition strategies, and recommend platforms that help Micro Focus customers achieve their business goals with improved efficiency.

As organizations manage the multi-dimensional challenges of doing business in today's global economy, Micro Focus is managing to smooth the path into the increasingly complex world of distributed computing.

"Micro Focus is managing to smooth the path into the increasingly complex world of distributed computing."

TRANSFORMATION SOLUTIONS

Meeting The Year 2000 - Two Years Early

[Pitcure of Richard F. Fox]

St. Paul Federal Bank (SPFB) is facing the Year 2000 challenge with more pressure than most. SPFB is a federal organization, and the U.S. government has mandated that they achieve Y2K compliance by December 31, 1998. If SPFB misses this deadline, substantial fines could be imposed. Is SPFB worried? To the contrary, they are quite confident.

SPFB's IT department is right on schedule thanks to Micro Focus' Revolve/2000(TM) and Workbench/2000(TM) solutions. "We've been using Micro Focus products for about four years," comments Richard F. Fox, St. Paul Federal Bank. "We couldn't be more impressed with the performance of these tools. Quite frankly, from what I understand is out there on the market today, I can't imagine using anything else."

Micro Focus' products have enabled SPFB's IT team to cut project time in half while significantly reducing costs. "We've saved on consultant fees and employee hours," continues Fox. "Plus, by completing the analysis so quickly, we were able to identify obsolete code we didn't even know existed, which saves us additional operational time and mainframe resources."

The federally mandated December 31st deadline may be approaching quickly for SPFB, but thanks to a little help from Micro Focus, they're in fine shape.

Richard F. Fox
St.Paul Federal Bank


The Year 2000 and Beyond

The global IT industry is facing an enormous challenge, and the clock is ticking. The challenge involves transforming current systems consisting of millions of lines of computer code without introducing new risk to the applications - before December 31, 1999!

Whether it's making systems ready for the Year 2000 or modifying them to accommodate the new European currency (the Euro), the challenge is the same and the range of possible solutions is limited. How organizations respond to the transformation challenge will profoundly impact their business for years to come.

Taken as a whole, the IT industry considerably underestimated the enormous size and potential impact of these system-wide problems. In fact, some predictions state that only 50% of the industry will be ready with adequate solutions by the time the millennium arrives. Companies that thought they would simply replace their aging mainframe-based systems with hot new technologies are running out of time to exercise that option. Other companies that banked on converting existing systems may have miscalculated the magnitude, difficulty, and cost of conversion to the point of impending crisis. Still others are only now discovering that the solutions they have already embraced are either taking too much time, or simply are not accurate in solving the issues at hand.

In the meantime, the Euro issue and Year 2000 conversion efforts are exacerbating the strain on already limited IT resources. As the clock continues ticking, the first phase for implementing the European Monetary Union currency will begin on the first day of 1999. Unlike other development projects, these impending deliverables have deadlines that cannot be re-negotiated. Organizations throughout the world are therefore seeking products and support from companies that will enable them to maximize the precious time remaining.

Micro Focus has a deep understanding of these issues, and we're helping an increasing number of companies resolve them. Last year, Micro Focus introduced SoftFactory/2000(TM) - a combination of technology and services that enable organizations to reduce the time and business risk associated with bringing their mission-critical applications to Year 2000 compliance. In addition, Micro Focus is engaged in the development work necessary to leverage and extend this technology to other transformation efforts, including the conversion of applications to support the Euro.

The SoftFactory approach minimizes human intervention, saving money and staff resources while increasing accuracy and dependability. This innovative technology calls for changes only where failures will occur if no action is taken. SoftFactory/2000 is intuitive enough to recognize a date field even if it's labeled as something else. While most tools will find only 80 percent of the dates that require changing, the sophisticated analysis engine in this advanced Micro Focus product will find over 95 percent.

Because organizations have so much invested in their transformation projects, Micro Focus is committed to ensuring that our transformation tools and technologies can be used beyond the scope of these specific, one-time problems. After these projects are complete, organizations will know the exact whereabouts of its applications, making it an ideal time to perform upgrades and routine maintenance. The Micro Focus family of products is well suited to the task.

"Micro Focus has a deep understanding of complex transformation issues, and we're helping an increasing number of companies resolve them."

MAINFRAME SOLUTIONS

When Productivity Counts . . . It's Micro Focus

[Picture of Richard Rogers]

American National Insurance Company is a leading provider of a broad line of insurance services to individuals around the world. As one of the top 100 insurance companies in the United States, American National is committed to providing quality services to its policy holders by integrating state-of-the-art technologies with its business processes.

Legacy applications typically reside on the mainframe, but with workstation-based technology from Micro Focus, applications can be fully developed and maintained outside the mainframe environment. Micro Focus has helped hundreds of world-class companies, including American National, to not only reduce the overall system load on their mainframe, but to increase programmer productivity as well.

"With Micro Focus, we achieved an increase in programmer productivity," said Richard Rogers, senior staff analyst at American National. "The resulting time savings is crucial to our programmers as it gives them the flexibility to focus on other development and maintenance projects."

Workstation-based solutions from Micro Focus dramatically increase efficiency, and conserve valuable IT resources in the process. "Micro Focus technology reduces strain on our mainframe," concludes American National's Mr. Rogers "and ultimately prolongs the life of this mission-critical system."

Richard Rogers
American National Insurance Company


Leveraging IT Resources

Electronic commerce. Corporate intranets. 24-hour remote access. Real-time interactivity. As computing resources become capable of doing more, more is continually asked and expected of IT organizations.

The reality is that most IT departments divert such a large portion of their time and resources to addressing insatiable maintenance backlogs that they are strained to adequately respond to new demands. Maintaining the vitality of existing business applications is always a core objective, yet today's CIO wants and needs innovative solutions to save money in this area in order to satisfy the demand for new and improved computer-based services elsewhere in the organization. The fact is, every dollar spent out of the IT budget to address a maintenance backlog is a dollar that cannot be invested in creating new value.

Micro Focus Enterprise Solutions are directly focused on addressing IT maintenance backlogs through the cheaper processing power and wide availability of desktop workstations. By providing a complete IBM mainframe environment on the workstation, Micro Focus allows entire project teams to achieve up to 90% of their maintenance goals in a graphically-oriented PC or workstation environment, away from the mainframe system.

This  dramatically   improves  the  productivity  of  maintenance   programmers,
conserves mainframe compute cycles for higher-value activities and saves our customers big dollars in overall maintenance costs.

Our new Mainframe Express(TM) product, for example, is enabling programmers to download legacy applications onto a work- station or a PC that seamlessly emulates the original mainframe environment. This advanced technology offers programmers the ability to make changes to an application, exhaustively test the changes and then preview how the altered application will perform before it is ported back to the mainframe. Prior to this Micro Focus innovation, programmers had to wait in line to gain access to their applications and then bargain for the time and computing power they needed to accomplish their work. Furthermore, before Mainframe Express was introduced, the only way to test a revised application was to let it run on the mainframe and hope that it didn't crash.

Micro  Focus  maintenance  solutions  are being  embraced  by  "Global  5000" IT departments at the most successful companies around the world. Mainframe maintenance programmers are discovering that our comprehensive, workstation-based application analysis tools are far more efficient than comparable tools on the mainframe, reducing a routine that might take 25 steps on a mainframe down to 5 steps on a workstation. Yet the learning curve for these tools is relatively easy. Even new programmers and contractors can become productive with Micro Focus tools within a short time.

What are our customers doing with the substantial savings, increased efficiency and enhanced IT competitiveness we're making possible? One thing is certain: with less staff time and fewer dollars needed to resolve maintenance backlogs, they're able to better leverage and exploit ongoing advances in computer technology for their customers.

"The Micro Focus maintenance solution is being embraced by IT departments at the most successful companies around the world."

CORPORATE IT

The Experts Agree . . . Leverage Your Assets

[Picture of Judith Hurwitz]

It is a time of massive changes in IT organizations that will continue over the next five years and beyond. In the past, the IT investment was a necessary expense focused on accounting and data acquisition. As we move into the decade of the virtual corporation that is driven by an Internet-driven business model, all this is changing. One only has to look at emerging companies such as Amazon.com to recognize that competitors are evolving based on an entirely different business model. In brief, this business model is predicated on leading with a strong technology infrastructure and sophisticated application. The applications driving this brave new virtual business model are not standalone.

Organizations that will succeed are the ones that leverage existing application logic and data. This existing investment is leveraged to understand the complex relationships between different lines of business and customer buying patterns. In addition, organizations will begin to form more and more alliances with partners. These partnerships to sell goods and services will manifest themselves within an electronic business context. Therefore, the systems that bring together data and logic from several partners will be designed to live on the Internet. It will be an exciting period for the IT industry.

There is the clear opportunity to leverage existing and new IT investments to revolutionize and transform business. In order for this goal to be realized, IT management needs to work closely on the business planning side as well as the technology planning side. IT management must pay attention to how to translate the rapid changes in business policy and business processes into actionable systems that can forecast a dramatic return on investment.

Judith Hurwitz
The Hurwitz Group


The Transformation Has Just Begun

The #1 challenge faced by IT departments around the world remains the same year after year: maximize the Return On Investment of IT resources. No matter how big or small the organization, everyone wants to achieve a reasonable return on their technology investment in the form of cost efficiency, productivity, and competitive advantage as they respond to the evolving needs of their customers.

Technology is driving massive change throughout the IT industry, and for many years, Micro Focus has participated in introducing many technological changes ourselves. But we also have a deep understanding of the need to manage change and the associated risks. This is why we are committed to helping our customers establish a path into the future that leverages their mainframe-based enterprise applications as part of their overall IT strategy.

The worldwide investment in COBOL-based applications is not about to simply go away. The fact is, organizations have too much invested in them, and that investment has increased radically in recent years as companies have put massive resources into solving such issues such as the Year 2000 problem.

What did they get for that investment? Continuity, stability - and millions of lines of dependable computer code that are running their core business applications

Going forward, Micro Focus will continue to build on our strong technology base to create solutions that help our customers transform their enterprise in innovative yet secure ways. We will help our customers evolve their existing mainframe-centric software resources to a central role in the distributed enterprise-wide applications of the future. With Micro Focus products, our customers will be able to seamlessly combine their IT "crown jewels" with the best of the new technologies, such as the Internet, Java, and distributed object technology.

Beyond offering an integrated portfolio of "best-in-class" products, Micro Focus is currently expanding our range of services, consulting and customer education opportunities. The stakes are extremely high for the customers we serve, and we recognize that it's insufficient to only offer them great tools. It is by offering our customers multiple dimensions of solutions and support that Micro Focus can fully optimize our contribution to their success.

As an agent of change, Micro Focus is committed to delivering a path forward that maximizes the return on the enormous investment our customers have made in their mainframe applications. By choosing the Micro Focus path, our customers will significantly reduce the cost of implementing new solutions as they minimize their overall risk by not having to re-implement what already works. Best of all, because we understand how important "time to solution" is to our customers, the Micro Focus path of least resistance

The time is now, and we're leading the way to intelligent IT solutions for the new millennium.

"Micro Focus is committed to  delivering  a path  forward  that  maximizes  the
return  on  the  enormous   investment   our   customers   have  made  in  their
mainframeapplications."

PARTNERS

The backbone of the electronic industry has been the ability for companies to 'partner for success.' Let us take this opportunity to thank some of the many partners who work with Micro Focus to build a strong future.

                              MICRO FOCUS PARTNERS

                       Analysts International Corporation
                          Butler Technology Solutions
                           Computer Task Group, Inc.
                          C.W. Costello & Associates
                             HCL James Martin, Inc.
                             KPMG Peat Marwick LLP
                           Computer Aid, Incorporated
                       Computer Management Sciences, Inc.
                       Conley, Canitano & Associates, Inc.
                                   SPR, Inc.
                             The Titan Corporation


                            TECHLINK PROGRAM MEMBERS

                           Allinson-Ross Corporation
                             Ardent Software, Inc.
                          Borland International, Inc.
                         Bridgewater Consultants, Inc.
                                 C-Cubed, Inc.
                                      CSI
                            Cyberscience Corporation
                           Data Junction Corporation
                       Innovative Routines International
                         Kingsley Technologies Limited
                             LexiBridge Corporation
                          NeoMedia Technologies, Inc.
                                  Netron, Inc.
                            Princeton Softech, Inc.
                         SERENA Software International
                            Silicon Valley Networks
                                  Sybase, Inc.
                              UniKix Technologies
                                UV Software Inc.

FURTHER INFORMATION FOR SHAREHOLDERS


US Securities Law Matters

Micro Focus is required to comply with various U.S. securities laws and regulations, because it has American Depository Shares registered with the U.S. Securities and Exchange Commission ("SEC") which are traded in the U.S. on the Nasdaq Stock Market.

Sec Filings. As a foreign private issuer in the U.S., the Company is required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F.

The Company is required to file with the SEC by means of Form 6-K any information that Micro Focus makes or is required to make public pursuant to the laws of the U.K., files or is required to file with the London Stock Exchange, or distributes or is required to distribute to its shareholders.

Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. Portions of this Annual Report will be incorporated by reference into the Company's next Form 20-F. Unless a portion of this Annual Report is specifically incorporated by reference into the Form 20-F, this Annual Report is not considered to be a part of the Company's Form 20-F filing. The filing includes a general introduction to Micro Focus, and sections discussing, among other items, a description of its business, its property, its principal shareholders, the nature of the trading markets, taxation issues, information regarding its directors and officers, as well as risk factors regarding the Company.

The Company currently plans to file its next Form 20-F with the SEC in May, 1998. A copy of such Form 20-F may be obtained without charge by contacting "Investor Relations" at Micro Focus offices in either Newbury or Mountain View listed at the back of this Annual Report.

Special Note on Forward-Looking Statements. Micro Focus is also subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 ("Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This Annual Report contains certain "forward-looking statements" (as such term is defined in Section 27A of the U.S. Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in Management Discussion and Analysis under the heading "Factors that may influence future operating results", as well as those discussed elsewhere in this Annual Report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report.

Electronic Filings. The SEC maintains a World Wide Web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Foreign private issuers such as Micro Focus are not currently required to file electronically with the SEC but may choose to do so. As of March 1997, Micro Focus began voluntarily submitting its filings electronically to the SEC.

Annual General Meeting of Shareholders

The 1998 annual general meeting of Micro Focus Group Plc will be held at its registered office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, UK. The full notice of meeting will be sent to shareholders in due course.

Ordinary shares

The Company's ordinary shares have been listed on the London Stock Exchange since 1983 under the symbol MICF. Since 1992 the Company's ordinary shares have also been traded on the Nasdaq Stock Market in the U.S. in the form of American Depository Shares ("ADSs"), evidenced by American Depository Receipts, under the symbol MIFGY. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The Company's ADSs have been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in the U.S. format section of this Annual Report have been restated to reflect the impact of the above-mentioned stock split. In addition, share and per share data have been shown in the U.S. format on a basis consistent with reporting prior to the share split.

The table below shows, in respect of each of the Company's last eight fiscal quarters, the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) and the highest and lowest closing sales price as reported by the Nasdaq National Market (in respect of ADSs, each of which represents 5 ordinary shares following the stock split of the Company's ordinary shares which was effective as of the close of business on March 13, 1998).


                  London Stock Exchange                         Nasdaq
Micro Focus            (in GBP)                       (in U.S. dollars)
fiscal quarters:       High     Low                    High        Low

--------------------------------------------------------------------------------
1997
First Quarter         2.67      1.12                   19.50       8.38
Second quarter        2.02      1.29                   15.75       9.75
Third quarter         2.08      1.40                   16.13      10.50
Fourth quarter        2.28      1.58                   19.13      13.00

1998
First Quarter         2.75      2.04                   22.50      16.35
Second quarter        3.85      2.65                   33.40      21.25
Third quarter         4.66      3.27                   39.15      26.25
Fourth quarter        5.66      3.88                   47.50      32.90
--------------------------------------------------------------------------------

[blank page]

                              FINANCIAL STATEMENTS
                                    US FORMAT


FINANCIAL STATEMENTS PREPARED IN ACCORDANCE
WITH U.S. GAAP  (IN U.S. DOLLARS)


SELECTED CONSOLIDATED FINANCIAL DATA                                         16
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                         17
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME                                            23
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                                  24
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW                                         25
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                              26
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  1  Significant accounting policies                                         27
  2  Business combinations                                                   30
  3  Financial instruments                                                   31
  4  Research and development costs                                          31
  5  Non-recurring items                                                     31
  6  Property, plant and equipment                                           32
  7  Lines of credit                                                         32
  8  Commitments                                                             32
  9  Income taxes                                                            32
 10  Business segment information                                            33
 11  Employee share and retirement plans                                     34
 12  Subsequent event - stock split                                          35
 13  Quarterly financial information (unaudited)                             36
--------------------------------------------------------------------------------
REPORT OF THE INDEPENDENT AUDITORS                                           36

SELECTED CONSOLIDATED FINANCIAL DATA (US FORMAT)

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Micro Focus, expressed in U.S. dollars, set forth on pages 23 to 36 of this report.

 .......................................................................................................................
(In thousands of U.S. dollars -
except per share and ADS data, percentages and employees)

Years ended January 31,                                       1998          1997        1996          1995         1994
-----------------------------------------------------------------------------------------------------------------------
Results of Operations:
Net revenue                                                 167,309      123,227      134,784       151,012      137,164
Non-recurring items (note 2 below)                                -       (8,670)      (9,469)      (18,265)           -
Income (loss) before income taxes                            21,841      (13,972)     (11,245)        3,757       35,801
Net income (loss)                                            14,633      (14,690)     (11,156)      (3,507)       24,015
Net income (loss) per share:
   Basic                                                     $0.19       ($0.19)      ($0.14)       ($0.05)       $0.33
   Diluted                                                   $0.18       ($0.19)      ($0.14)       ($0.05)        $0.32
   Basic - per ADS (note 3 below)                            $0.93       ($0.95)      ($0.72)       ($0.23)        $1.65
   Diluted - per ADS: (note 3 below)                         $0.89       ($0.94)      ($0.72)       ($0.23)        $1.61
Weighted average number of shares outstanding, in thousands
   Basic                                                     78,735       77,675       77,395        75,420       72,830
   Diluted                                                   82,635       78,060       77,395        75,420       74,565
   Basic - ADS equivalent                                    15,747       15,535       15,479        15,084       14,566
   Diluted - ADS equivalent                                  16,527       15,612       15,479        15,084       14,913

Financial Position at January 31:
Cash and short-term investments                              84,490       75,696       63,857        94,511       92,732
Total assets                                                200,397      161,870      161,606       197,713      176,335
Long-term obligations                                            20           24          100           307          605
Shareholders' equity                                        114,834       92,744      107,275       124,831      120,602

Financial Condition:
Working capital                                              59,256       44,374       45,761        61,034       75,591
Current ratio                                                 1.78         1.74         1.77          1.96         2.61
Return on net revenue: excluding non-recurring items           8.7%         n/a          n/a           n/a         17.5%
Return on average equity: excluding non-recurring items       14.1%         n/a          n/a           n/a         19.9%

Employee Information:
Average number of employees                                     805          786          858           871          764
Number of employees at year-end                                 827          712          831           908          795
Net revenue per employee                                        208          157          157           173          180
 .........................................................................................................................

Notes:

1. Data for all periods presented has been restated to reflect the pooling of interest accounting in connection with the Company's acquisition of XDB Systems, Inc. on January 20, 1998 (see note 2 to the consolidated financial statements on page 30).

2. Details of the non-recurring items are set out in note 5 to the consolidated financial statements on page 31.

3. Share and per-share data for all periods presented has been restated to reflect the 5-for-1 stock split which occurred effective as of the close of business on March 13, 1998 (see note 12 to the consolidated financial statements on page 35). The Company's American Depository Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown in the U.S.format on an ADS equivalent basis, consistent with pre-split reporting.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (US FORMAT)

The following discussion should be read in conjunction with the financial statements of Micro Focus Group Plc and its subsidiaries ("Micro Focus" or "the Company") in U.S. dollars, on pages 23 to 36.

The Company has previously referred to its current fiscal yearending January 31, 1998 as "fiscal year 1997." In the future, the Company will designate each fiscal year by reference to the calendar year in which the last month of the fiscal year occurs. Accordingly, the Company's current fiscal year ending January 31, 1998 is referred to as "fiscal year 1998", "fiscal 1998" and "1998" in this report, and prior fiscal years are referenced accordingly.

Results of Operations

On January 20, 1998, the Company acquired XDB Systems, Inc.("XDB"). The transaction was accounted for using the pooling of interests method and accordingly the Company's financialstatements for all periods have been restated to include the results of XDB. For further information on the XDB acquisition, see the sections entitled "Business combinations" on pages 20 and 30.

Micro Focus reported net income for fiscal 1998 of $14.6 million or $0.18 per share diluted as compared to a net loss of $14.7 million or $0.19 per share in 1997 and a net loss of $11.2 million or $0.14 per share in 1996. Results for the prior years include non-recurring charges of $8.7 million and $9.5 million in 1997 and 1996, respectively.

The table below sets forth results of operations as a percentage of net revenue for the three fiscal years ended January 31, 1998, 1997 and 1996.


 ........................................................................................................................
                                                                                                            Year to year
                                                                  Percentage of net revenue            percentage change

                                                                  Years ended January 31               1997         1996
                                                              1998         1997          1996       to 1998      to 1997
------------------------------------------------------------------------------------------------------------------------
Net revenue
   Product revenue                                               62           58           58            46           (9)
   Service revenue                                               38           42           42            21           (9)
-------------------------------------------------------------------------------------------------------------------------
Total net revenue                                                100         100          100            36           (9)
-------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of product revenue                                        6            7            9            28          (35)
   Cost of service revenue                                       16           16           15            36           (5)
-------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                            22           23           24            33          (16)
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                                     78           77           76            36           (6)
-------------------------------------------------------------------------------------------------------------------------
Operating expenses
   Research and development                                      21           31           29            (9)         -
   Sales and marketing                                           38           43           43            16           (7)
   General and administrative                                     9           10            8            32            6
   Non-recurring items                                            0            7            7           n/a           (8)
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         68           91           87            -            (3)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                    10          (14)         (11)          n/a           14
Interest income                                                   3            3            3            41          (18)
Interest expense                                                  -            -           -             70          (38)
 .........................................................................................................................
Income (loss) before income taxes                                13          (11)          (8)          n/a          (24)
Income taxes                                                     (4)          (1)          -            n/a          n/a
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 9          (12)          (8)          n/a          (32)
-------------------------------------------------------------------------------------------------------------------------

Net revenue

Micro Focus derives its net revenue from the license of software products and related support, maintenance and consulting services ("direct revenue") and from the licensing of distribution rights to software products to original equipment manufacturers ("OEM revenue"). Direct revenue represents approximately 90% of total net revenue.

Net revenue is analyzed between product revenue, which consists of the licensing of software product to end-users and OEMs, and service revenue, consisting of maintenance and other support services, including training and consulting.

Total net revenue increased by $44.1 million or 36% to $167.3 million in fiscal 1998, having previously decreased by $11.6 million or 9% to $123.2 million in fiscal 1997. The increase in 1998 reflected initial worldwide sales of the Company's SoftFactory/2000 and NetExpress products, increased UNIX product sales and revenue from consulting services. The decrease in revenue in fiscal 1997 arose during the first two quarters with relatively flat sales in comparison to the third and fourth quarters. Factors contributing to the decline in the first two quarters of 1997 included slow conversion of theMicro Focus installed base to 32-bit products and continuing uncertainties arising from the fundamental changes caused by the Internet. The improved performance in the second half of 1997 reflected increased sales of products to address the "Year 2000" problem.

Product revenue increased by $32.9 million or 46% to $104.0 million in fiscal 1998, having previously decreased by $6.6 million or 9% to $71.1 million in fiscal 1997. The increase in product licensing revenue in 1998 reflected higher sales of Year 2000 products, UNIX products, NetExpress and other product lines.

Service revenue increased by $11.2 million or 21% to $63.3 million in fiscal 1998, having previously decreased by $4.9 million or 9% to $52.1 million in fiscal 1997. The increase in service revenue in 1998 resulted from increased software maintenance revenue and from consulting revenue.

Net revenue by customer location was contributed as follows:

--------------------------------------------------------------------------------
Fiscal years:                   1998       1997       1996
--------------------------------------------------------------------------------
United States                   51%         54%        57%
United Kingdom                  12%         10%        10%
Other                           37%         36%        33%
--------------------------------------------------------------------------------
                               100%        100%       100%
--------------------------------------------------------------------------------

In fiscal 1998, U.S. revenue increased by 38% over 1997. Revenue from non-U.S. territories increased by 34% over 1997.

In fiscal 1997, U.S. revenue decreased by 7%, while non-U.S. territories showed a 3% increase, with growth in the United Kingdom, France and Japan being partially offset by decreased sales to certain distributors, notably in Italy and
Brazil.

There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Cost of product revenue

Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on softwarE products.

Such costs increased by $2.2 million or 28% to $10.3 million in fiscal 1998, having previously decreased by $4.3 million in fiscal 1997 and represented 10%, 11% and 16% of product revenue in 1998, 1997 and 1996, respectively. Decreases in product costs as a percentage of product revenue principally reflected savings in product materials arising from the documentation being supplied on CD-ROM.

Cost of service revenue

Cost of service revenue is comprised principally of compensation for technical support personnel, plus the costs associated with training and consulting.

Such costs increased by $7.0 million or 36% to $26.6 million in fiscal 1998, having previously decreased by $1.1 million in fiscal 1997 and represented 42%, 38% and 36% of service revenue in 1998, 1997 and 1996, respectively. The increase in such costs in 1998 arose mainly from the expansion of the consulting organization, including the acquisition of Millennium UK Limited ("Millennium"). For further information on the Millennium acquisition, see the sections entitled "Business combinations" on pages 20 and 30.

The decrease in 1997 reflected reductions taken to better align expenses with revenue.

Gross profit

Gross profit represented 78%, 77% and 76% of net revenue in 1998, 1997 and 1996, respectively. The improvement primarily reflected proportionately higher product sales which carry higher margins and savings attributable to the replacement of printed software documentation with electronic versions.

The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may be adversely affected by expansion of the Company's consulting organization and the to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

Research and development

Research and development costs consist principally of compensation for software developers and related costs incurred, after adjusting for the proportion of such costs capitalized (in accordance with Statement of Financial Accounting Standard No. 86) and the amortization of previously capitalized software costs. Research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

Research and development spending in fiscal 1998 was directed principally towards further development of SoftFactory/2000 products which address the Year 2000 problem; NetExpress, a complete set of tools for developing business applications targeted at graphical PC workstations, distributed computer environments and the Internet; and tools to enhance the functionality and capability of the COBOL Workbench product line for workstation development of IBM mainframe applications.

Research and development spending in 1997 and 1996 was directed towards SoftFactory/2000 and NetExpress, development of new 32-bit products; further development of client/server solutions; object oriented programming in COBOL; and tools for downsizing from IBM mainframes.

Expenditure on internal software research and development, before capitalization, decreased by $2.5 million or 7% to $31.6 million in fiscal 1998, and by $6.2 million or 15% to $34.1 million in 1997 and represented 19%, 28% and 30% of net revenue in fiscal 1998, 1997 and 1996, respectively. The decrease in research and development costs reflects a lower relative cost structure following last year's restructuring of operations.

In fiscal 1998, 1997 and 1996, $9.3 million, $8.3 million and $15.6 million, representing 29%, 24% and 39%, respectively, of these costs, were capitalized as software product assets. Provisions for amortization in those years, excluding non-recurring items, amounted to $12.7 million, $12.7 million and $13.9 million, resulting in a net charge to income in 1998 of $3.4 million, compared to $4.4 million in fiscal 1997 and a net credit of $1.7 million in 1996.

The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing

Sales and marketing  costs include  compensation,  travel and facility costs for
sales,   pre-sales  and  marketing  personnel,   and  publicity  costs  such  as
advertising and trade shows.

Such costs increased by $8.7 million or 16% to $62.2 million in fiscal 1998, having previously decreased by $4.0 million or 7% to $53.5 million in fiscal 1997, and represented 38%, 43% and 43% of revenue in 1998, 1997 and 1996, respectively. The increase in sales and marketing costs reflected sales force expansion, higher commissions and higher advertising and marketing expenses, including those associated with new product launches. The decrease in fiscal 1997 reflected the worldwide cost reduction initiatives implemented in the first quarter of that year.

The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that aggregate sales and marketing expenses will be higher in future periods, but as a function of revenue will remain about the same.

General and administrative

General and administrative costs include the corporate management, finance, legal and human resources operations of Micro Focus.

Such costs increased by $3.7 million or 32% to $15.6 million in fiscal 1998, and by $0.7 million or 6% to $11.8 million in fiscal 1997 and represented 9%, 10% and 8% of revenue in 1998, 1997 and 1996, respectively. The increase in fiscal 1998 reflected higher bonus accruals, staff additions and related recruitment expenses, goodwill amortization arising from the acquisition of Millennium UK Limited and costs incurred in connection with the acquisition of XDB Systems, Inc. The increase in 1997 resulted principally from the strengthening of the Micro Focus management team.

The Company is investing to strengthen its infrastructure and anticipates that aggregate general and administrative expenses will increase in future quarters, but decrease as a percentage of revenue.

Non-recurring items

No non-recurring items were separately reported in fiscal 1998.

In fiscal 1997, Micro Focus incurred restructuring charges of $8.7 million. These charges consisted of the costs associated with a reduction in the Company's workforce of approximately 95 people, facility closures and consolidations, and asset write-downs.

Non-recurring items recorded in 1996 consisted of a charge of $10.5 million for restructuring and a credit of $1.0 million in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994. Restructuring costs of $5.0 million incurred in the first quarter of 1996 principally related to employee terminations (including salary, benefit continuation and outplacement costs for approximately 75 employees), closure of surplus office facilities, and write-downs of related fixed assets. An additional charge of $5.5 million, booked in the fourth quarter of 1996, reflected a reduction in the carrying values of software product assets in line with future revenue expectations from certain products.

Interest income

Interest earned on cash and short-term investments increased by $1.3 million or 41% to $4.4 million in fiscal 1998, having previously decreased by $0.7 million or 18% to $3.1 million in fiscal 1997 and represented 3% of net revenue in each of the last three years. The increase in fiscal 1998 reflected higher average cash balances and higher investment yields resulting from the investment of funds in money market instruments instead of bank certificates of deposit. The decrease in 1997 reflected lower average cash balances and, to a lesser degree, lower interest rates.

Income taxes

The Company's tax rate in fiscal 1998 was 33%, which compares to the statutory U.K. rate applicable to the Company of 31.3%. The excess principally reflects the impact of permanent differences between accounting profits and taxable profits, primarily the amortization of goodwill.

The tax rate in both 1997 and 1996 was significantly affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates and by restructuring charges, certain of which were not deductible for tax purposes.

An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 9 to the consolidated financial statements pages 32 and 33.

Business combinations

During fiscal 1998, Micro Focus completed two acquisitions.

On April 30, 1997, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, in exchange for 745,710 ordinary shares in the Company and a cash payment of $3.2 million. Millennium provided consulting and project management services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems, as well as development expertise in Web-based applications. Effective January 31, 1998, Millennium's consulting services were integrated with the professional services operations of the Company.

The transaction has been accounted for as a purchase. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets has been allocated to goodwill, and the net assets and results of operations of Millennium have been combined with those of Micro Focus as of April 30, 1997 and for the nine-month period subsequent to April 30, 1997, respectively. Where appropriate the accounting policies of Millennium have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material. The goodwill, which amounted to $6.7 million, is being amortized primarily over three years. On January 20, 1998, the Company acquired XDB Systems, Inc ("XDB") in exchange for 1,891,975 ordinary shares in the Company. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions.

The combination has been accounted for using the pooling of interests method and accordingly all financial data presented herein has been restated to include the results of XDB. Where appropriate, the accounting policies of XDB have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material.

In 1996, Micro Focus completed the acquisition of Burl Software Laboratories, Inc. The transaction was accounted for as a purchase.

Further information on these transactions is given in note 2 to the consolidated financial statements on page 30.

Risk factors that may influence future operating results

Micro Focus operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results from operations.

The factors set forth below as well as statements made elsewhere in this Report contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section, as well as those in the Letter to Shareholders and those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding forward-looking statements, see "Further Information for Shareholders - Special Note on Forward-Looking Statements"on page 13.

The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the
Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, nonrenewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of Micro Focus' operating expenses is fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, the Company's customers tend to make product purchase decisions in the fourth quarter of the Company's fiscal year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year.

The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the share price would likely be materially adversely affected.

Micro Focus is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products and technologies. The growth and financial performance of Micro Focus will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends upon its ability to attract and retain qualified employees. In the past, Micro Focus has experienced delays and increased expenses in developing new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis or to attract and retain qualified employees, could materially adversely affect the Companys business, results of operations and financial condition.

Substantially all of the Company's revenue is currently, and is expected to continue in the future to be, derived from products and services related to applications development in the COBOL language. As a result, the Company's future operating results depend upon market acceptance of the COBOL language. Any decline in the demand for or market acceptance of the COBOL language or mainframe computers where COBOL is a dominant language as a result of competition, technological change or other factors would have a material adverse effect on Micro Focus' business, financial condition and results of operations.

The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and the quality of service offerings. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions including database vendors of tools and other programming languages that may be less costly or provide better performance or functionality. Some of the Company's current and prospective competitors in the products and services markets have greater financial, marketing or technical resources than Micro Focus and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

Micro Focus is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue and expenses.

The Company markets certain of its products and services to customers for managing development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the year 2000 and the demand for the Company's Year 2000 solutions, products and services may also decline as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenues and professional services fees could be materially and adversely affected.

Micro Focus is in the process of reviewing all of its major internal corporate systems for any potential Year 2000 compliance issues and will take appropriate corrective action based on the results of such review. In doing so, Micro Focus does not anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, Micro Focus believes that the current versions of its software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the Company's business, financial condition or results of operations, due to external factors relating to the Year 2000 problem which are not controlled by Micro Focus, but on which Micro Focus may rely with respect to its business and operations.

Micro Focus completed two significant business combinations during fiscal 1998, as previously noted. The Company is in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions could require significant additional management attention. The Company expects to continue growing its business through acquisitions. If Micro Focus is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, results of operations and financial condition could be adversely affected in future periods.

Exchange rate fluctuations

Micro Focus prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date.

The majority of the Company's net revenue arises in U.S. dollars (approximately two-thirds in 1998), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds.

In 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

Liquidity and capital resources

Micro Focus continues to fund its activities through cash from operations. In 1998, cash provided by operating activities was $31.1 million (1997: $22.8 million).

In 1998, Micro Focus invested $13.8 million (1997: $4.2 million) in property, plant and equipment and $9.3 million (1997: $8.3 million) in software product assets. Investment in 1998 included $4.3 million in connection with the relocation of the Company to new U.S. facilities in Mountain View, California and Wayne, Pennsylvania, and $5.1 million for communications and enterprise systems. In 1998, the Company also paid $3.2 million in cash in connection with the acquisition of Millennium.

Net of these expenditures, cash and short-term investments increased by $8.8 million to $84.5 million (1997: increased by $10.4 million to $75.7 million).

The Company has in place a line of credit under the terms of which unsecured financing of up to $8.0 million is available until January 2001. At January 31, 1998, borrowings totalling $1.7 million had been made against this line of credit (1997: $0).

Micro Focus believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

The Company believes that existing cash balances, in combination with internally generated funds and its available bank lines of credit, will be more than sufficient to meet cash requirements in fiscal 1999.

CONSOLIDATED STATEMENTS OF INCOME (US FORMAT)


 .................................................................................................................
(In thousands of U.S. dollars -
except share and per share data)

                            Years ended January 31,           1998          1997       1996
------------------------------------------------------------------------------------------------------------------
Net revenue
   Product revenue                                          $104,041      $71,115      $77,725
   Service revenue                                            63,268       52,112       57,059
------------------------------------------------------------------------------------------------------------------
Total net revenue                                            167,309      123,227      134,784
------------------------------------------------------------------------------------------------------------------
Cost of revenue
   Cost of product revenue                                    10,309        8,075       12,416
   Cost of service revenue                                    26,593       19,586       20,642
-------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                         36,902       27,661       33,058
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                 130,407       95,566      101,726
-------------------------------------------------------------------------------------------------------------------
Operating expenses
   Research and development (note 4)                          35,040       38,556       38,573
   Sales and marketing                                        62,214       53,519       57,494
   General and administrative                                 15,559       11,814       11,102
   Non recurring items (note 5)                                   -         8,670        9,469
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     112,813      112,559      116,638
-------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                17,594      (16,993)     (14,912)
Interest income                                               4,370        3,094        3,784
Interest expense                                              (123)         (73)        (117)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                             21,841      (13,972)     (11,245)
Income taxes (note 9)                                         (7,208)        (718)          89
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $14,633     ($14,690)    ($11,156)
-------------------------------------------------------------------------------------------------------------------

Net income (loss) per share - basic (note below)              $0.19       ($0.19)       ($0.14)
Net income (loss) per ADS - basic                             $0.93       ($0.95)       ($0.72)
 ..................................................................................................................
Weighted average number of shares outstanding -
basic (thousands)                                             78,735       77,675       77,395
Shares converted to ADS equivalent                            15,747       15,535       15,479
-------------------------------------------------------------------------------------------------------------------

Net income (loss) per share - diluted (note below)            $0.18       ($0.19)      ($0.14)
Net income (loss) per ADS - diluted                           $0.89       ($0.94)      ($0.72)
 ...................................................................................................................
Weighted average number of shares outstanding -
diluted (thousands)                                          82,635       78,060       77,395
Shares converted to ADS equivalent                           16,473       15,612       15,479
-------------------------------------------------------------------------------------------------------------------

Note:
Shares and per share data for all periods presented has been restated to reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998 (see note 12 to the consolidated financial statements on page 35). The Company's American Depository Shares
("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown sin the U.S.format on an ADS equivalent basis, consistent with pre-split reporting.

See accompanying notes to consolidated financial statements on pages 27 to 36.


CONSOLIDATED BALANCE SHEETS (US FORMAT)


 ..................................................................................................................
(In thousands of U.S. dollars -
except per share data                                                               January 31,  January 31,
                                                                                           1998         1997
-------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                           $48,174      $73,119
   Short-term investments                                                               36,316        2,577
   Accounts receivable, net of allowances for doubtful accounts
   of $2,499 ($1,731 in 1997)                                                           47,798       22,390
   Inventories                                                                             519          774
   Prepaid expenses and other assets                                                     2,833        5,870
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                   135,640      104,730
-------------------------------------------------------------------------------------------------------------------
Fixed assets:
Property, plant and equipment, net (note 6)                                             39,083       33,796
Goodwill, net of accumulated amortization of $1,391 ($nil in 1997)                       5,346            0
Software product assets, net of accumulated amortization of $108,871 ($95,402 in 1997)  20,328       23,344
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $200,397     $161,870
-------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
   Bank loan                                                                           $1,652        $1,500
   Accounts payable                                                                     6,957         5,732
   Product and royalties payable                                                        1,386           963
   Accrued employee compensation and commissions                                       12,383         5,811
   Accrued payroll taxes                                                                1,142           838
   Income taxes payable                                                                10,459         4,142
   Deferred revenue                                                                    32,848        31,155
   Other current liabilities                                                            9,557        10,215
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               76,384       60,356
-------------------------------------------------------------------------------------------------------------------
Long term debt and other liabilities                                                        20           24
Deferred income taxes (note 9)                                                           9,159        8,746
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       85,563       69,126
-------------------------------------------------------------------------------------------------------------------
Commitments (note 8)
Shareholders' equity:
   Ordinary shares: 2 pence (G.B.) par value 112,500,000 shares authorized,
   79,417,000 shares issued and outstanding (75,840,000 in 1997)                       $2,508        $2,452
   Additional paid-in capital                                                          33,362        27,468
   Unrealised gain (loss) on available-for-sale securities, net of tax                     44        (90)
   Treasury stock                                                                      (7,769)       (8,959)
   Retained earnings                                                                    89,019       74,386
Currency translation adjustment                                                         (2,330)      (2,513)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              114,834       92,744
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                             $200,397     $161,870
-------------------------------------------------------------------------------------------------------------------

Note: Share data for all periods presented has been restated to reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998 (see note 12 to the consolidated financial statements on page 35). The Company's American Depository Shares
(""ADSs"") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares.

See accompanying notes to consolidated financial statements on pages 27 to 36.


CONSOLIDATED STATEMENTS OF CASH FLOW (US FORMAT)

 .......................................................................................................................
(In thousands of U.S. dollars)         Years ended January 31,                          1998           1997       1996
-----------------------------------------------------------------------------------------------------------------------
Operating activities
     Net income (loss)                                                                $14,633     ($14,690)    ($11,156)
     Adjustments to reconcile net income (loss) to cash provided by operations
          Depreciation of fixed assets                                                  7,706         9,410       10,290
          Amortization of software product assets                                      12,716        12,690       19,862
          Amortization of goodwill                                                      1,391             0            0
          Loss on sale of fixed assets                                                    207           504          237
          Deferred income taxes                                                         1,846        (1,622)
     Changes in operating assets and liabilities:
          (Increase) decrease in accounts receivable                                   (26,506)       13,691        4,339
          Decrease  in inventories                                                        247         1,895          185
          (Increase) decrease in prepaid expenses and other assets                      2,955         1,011          149
          Increase (decrease) in accounts payable                                       1,607        (2,560)       1,002
          Increase (decrease) in product royalties payable                              1,034           (18)         312
          Increase (decrease) in accrued employee compensation                          6,581          (890)        (908)
          Increase (decrease) in accrued payroll taxes                                    381           158         (105)
          Increase  (decrease) in income taxes payable                                  6,219        (2,204)      (4,786)
          Increase (decrease) in deferred revenue                                       2,000        (1,481)      (3,709)
          (Decrease)increase in other current liabilities                                 (49)        3,413       (1,117)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              31,122        22,775       12,973
-------------------------------------------------------------------------------------------------------------------------
Investing activities
   Purchases of property, plant and equipment, net of capital lease                   (13,782)       (4,235)     (14,065)
   obligations incurred
   Software product assets                                                             (9,321)       (8,261)     (15,989)
   Own shares                                                                           1,190             0       (7,954)
   Acquisition of subsidiary, net of cash balances acquired                            (3,437)            0            0
   Settlement of deferred purchase consideration                                            0             0       (6,252)
   Disposals of property, plant and equipment                                             570           916          478
   Short-term investments                                                             (33,639)        1,654        1,056
-------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                               (58,419)       (9,926)     (42,726)
-------------------------------------------------------------------------------------------------------------------------
Financing activities
   Issuance of ordinary shares, net of expenses                                         2,439           215          446
   Borrowings                                                                             152         1,500           0
   Repayment of capital leases                                                            (73)         (233)        (467)
-------------------------------------------------------------------------------------------------------------------------
Net cash (used) by financing activities                                                 2,518         1,482          (21)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  (166)         (687)        (117)
(Decrease) increase in cash                                                           (24,945)       13,644      (29,891)
Cash at beginning of year                                                              73,119        59,475       89,366
-------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                   $48,174       $73,119      $59,475
-------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
   Income taxes paid during the year                                                    $817        $1,022       $6,460
   Interest paid during the year                                                          87            72          172

See accompanying notes to consolidated financial statements on pages 27 to 36.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US FORMAT)


 ....................................................................................................................................
                                                               Unrealized
                                        Ordinary  Additional      gain on                Deferred                Currency
(In thousands)                  Number    shares     pain-in   marketable  Treasury       purchase  Retained  translation
                             of shares    amount     capital   securities     stock  consideration  earnings   adjustment   Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1995       73,710    $2,323   $19,549      ($311)        -         $5,311       $100,232    ($2,412) $124,692
Share options exercised            575        19       474          -         -         -              -           -           493
Agreed acquisition of Burl       3,325       107     7,234          -         -         (5,311)        -           -         2,030
Unrealized gain on marketable
     securities, net of taxes        -         -        -         313         -         -              313         -            -
Treasury stock                       -         -        -           -      (8,959)      -              -           -        (8,959)
Net loss                             -         -        -           -         -         -            (11,156)      -       (11,156)
Currency translation adjustment      -         -         -          -         -         -              -          (1,370)   (1,370)
 ....................................................................................................................................
BALANCE, JANUARY 31, 1996       77,610     2,449    27,257          2     8,959)        -             89,076      (3,782)   106,043
Share options exercised            120         3       211          -         -         -              -           -            214
Unrealized loss on marketable
   securities, net of taxes          -         -         -         -        (92)        -              -           -           (92)
Net loss                             -         -         -         -          -         -             (14,690)     -       (14,690)
Currency translation adjustment      -         -         -          -         -         -                -         1,269      1,269
 ....................................................................................................................................
BALANCE, JANUARY 31, 1997       77,730     2,452    27,468        (90)   (8,959)       -              74,386      (2,513)    92,744
Share options exercised            941        31     2,408          -     1,190         -                -          -         3,629
Issued for acquisitions            746        25     3,486          -         -         -                -          -         3,511
Unrealized gain on marketable
securities, net of taxes             -         -         -        134         -         -                -          -           134
Net income                           -         -         -          -         -                        14,633       -        14,633
Currency translation adjustment      -         -         -          -         -         -                -         183          183
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998       79,417    $2,508   $33,362        $44   ($7,769)       $-             $89,019    ($2,330)  $114,834
------------------------------------------------------------------------------------------------------------------------------------

Note: Share data for all periods presented has been restated to reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13,1998 (see note 12 to the consolidated financial statements on page 35). The Company's American Depository Shares
("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares.

See accompanying notes to consolidated financial statements on pages 27 to 36.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US FORMAT)

The statutory financial statements of Micro Focus Group Plc, within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the year ended January 31, 1998 are contained on pages 51 to 67.

The Company has previously referred to its current fiscal year ending January 31, 1998 as "fiscal year 1997." In the future, the Company will designate each fiscal year by reference to the calendar year in which the last month of the fiscal year occurs. Accordingly, the Company's current fiscal year ending January 31, 1998 is referred to as "fiscal year 1998", "fiscal 1998" and "1998" in this report, and prior fiscal years are also referenced accordingly.

Note 1 Significant accounting policies

To enable the reader to see immediately any information provided in addition to the common policy statements, the text of this note and the corresponding note 1 to the U.K. format financial statements on page 57 is italicised where the text is identical.

Nature of operations

Micro Focus designs and develops computer software products. Approximately 90% of its revenue is derived from the sale of software product licenses and related support and maintenance to end users. The remaining 10% is derived from the licensing of distribution rights to software products to original equipment manufacturers.

Product licenses are sold and supported in more than 60 countries. The principal market is the United States, which accounts for approximately 50% of revenue. Approximately 30% of revenue is derived from customers in Europe and approximately 20% is earned in the rest of the world.

Principles of consolidation

The consolidated financial statements are those of the Company and all of its subsidiaries. They have been prepared under the historical cost convention and in accordance with U.S. generally accepted accounting principles ("GAAP"), which, as applied by Micro Focus, do not differ in any significant respect from U.K. GAAP, except with regard to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

As more fully described in Note 2, on January 20, 1998, the Company acquired XDB Systems, Inc. ("XDB"). The transaction was accounted for using the pooling of interests method and accordingly all financial data presented herein includes the results of XDB. All significant inter-company balances and transactions have been eliminated on consolidation.

The Company has revised the presentation of its income statement to show gross profit by segregating direct costs of revenue from operating costs. This revision does not affect the results of operations of the Company.

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition

Net revenue represents the amounts derived from the provision of goods and services which fall within the Company's ordinary activities, stated net of applicable sales taxes.

Revenue from licensing software packaged products to end users and resellers is recognized on delivery, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable.

Revenue from sales to original equipment manufacturers ("OEM's") under non-cancelable license agreements generally provide for development fees and initial license fees, which are recognized at the later of: (a) the date product is delivered to the OEM; (b) the date payment becomes due within twelve months; and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial license fee commitment, revenue is recognized as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognized pro-rata over the life of the agreement corresponding to notional delivery of the service.

Software product assets (capitalized software development costs)

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalized as software product assets, in compliance with Statement of Financial Accounting Standards No. 86 ("SFAS 86") "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed".

Software  licensed  for  inclusion  in the Micro Focus  product  set,  including
software   acquired  through   acquisitions   which  meets  the  provisions  for
capitalization under SFAS 86, is also included in software product assets.

During the years ended January 31, 1998, 1997 and 1996 purchased software totaling $0, $0 and $350,000, respectively, was added to software product assets.

Software product assets are amortized using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where a shortfall in future revenue from a product is anticipated, amortization is accelerated.

Amortization of software product assets is included in research and development costs.

Goodwill

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalized as an intangible fixed asset and amortized over its estimated useful life.

The estimated lives will depend on the length of the future period expected to benefit from the purchase. Where there is a potential impairment of goodwill, based on cash flow projections of the businesses acquired, amortization is accelerated.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Office buildings           40 years
Leasehold improvements     over the lease term
Computer equipment         3 - 5 years
Office equipment           7 years
Transportation equipment   3 - 4 years

Leasing

Leases which transfer substantially all the benefits and risks of ownership of an asset to Micro Focus are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalized cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are expensed on a straight line basis over the term of the lease.

Income taxes

The provision for income taxes includes U.S., U.K. and other income taxes currently payable and those deferred because of temporary differences between financial and tax reporting.

Inventories

Inventories, consisting principally of diskettes and technical manuals, are stated at the lower of cost or market, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancelable license agreements prior to delivery, are included in inventories and expensed when the related revenue is recognized.

Cash and short-term investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments where the maturity date is less than three months from the initial date of deposit.

In accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," the appropriate classification of debt securities is determined at the time of purchase and re-evaluated at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

Short-term investments represents cash placed on deposit where the maturity date exceeds three months from the initial date of deposit.

Other financial instruments

The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates.

Translation of foreign currencies

Micro Focus' policy on foreign currency translation complies with SFAS 52 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates in effect at the balance sheet date. Closing U.S. dollar to G.B. pound rates at January 31, 1998, 1997 and 1996 were $1 = GBP 0.610, $1 = GBP 0.625 and $1 = GBP 0.662, respectively. Revenue, costs and expenses are translated using average rates. Monthly average U.S. dollar to G.B. pound rates used during fiscal 1998 range between $1 = GBP 0.599 and $1 = GBP 0.625, and average $1 = GBP 0.611, $1 = GBP 0.633 and $1 = GBP 0.634 in fiscal
1998, 1997 and 1996, respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.S. dollars are dealt with separately in shareholders' equity.

Net income (loss)/per share

Net income (loss) per share is computed in accordance with SFAS 128 "Earnings per Share" which is required to be adopted in financial statements for periods ending on or after December 15, 1997. Accordingly, net income (loss) per share is disclosed in accordance with SFAS 128 for all periods presented.

Basic net income (loss) per share is based on net income (loss) and on the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share is based on net income and on the weighted average number of ordinary shares outstanding during the period, including common share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase the Company's ordinary shares at their average market price during each period. In 1996 and 1997, common stock equivalents were antidilutive and therefore excluded from the computation.

Shares and per share data for all periods presented has been restated to reflect the 5-for-1 Stock Split (see note 12 on page 35). The Company's American Depository Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown in the U.S.format on an ADS equivalent basis, consistent with pre-split reporting.

Pro-forma net income (loss) per share calculated on the fair-value-based  method
is  disclosed  in  accordance   with  SFAS  123   "Accounting  for  Stock  Based
Compensation" (see "Stock based compensation" below).

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term investments, foreign exchange contracts and trade receivables.

Micro Focus places its short-term investments only in financial high quality instruments and, by policy, limits the amounts invested with any one issuer. The counterparties to the agreements relating to the Company's foreign exchange contracts are financial institutions of high credit standing. Concentrations of credit risk with respect to trade receivables are limited due to the large, widespread customer base which encompasses many different industries and countries. No single customer represented more than 5% of Micro Focus' revenue in 1998, 1997 and 1996.

Other risks and uncertainties

The Company amortizes capitalized software using the straight-line method over the remaining estimated economic life of the product. In the event that the remaining estimated economic life of a product is judged to be reduced significantly, the carrying amount of the capitalized software costs may be reduced.

Stock based compensation

The Company adopted SFAS 123 "Accounting for Stock-Based Compensation" in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 "Accounting for Stock Options Issued to Employees", and accordingly, since all options are granted with an exercise price equal to the fair value of the shares at the date of grant, recognizes no compensation expense for share option grants.

Pro-forma disclosures of net income (loss) and net income (loss) per share computed as if the fair-value-based method prescribed by SFAS 123 had been applied are provided in Note 11.

Advertising costs

Advertising costs are charged to operations when incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $2,086,000, $5,897,000 and $7,097,000 in fiscal 1998, 1997 and 1996, respectively.

Other recent pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS 130 "Reporting Comprehensive Income" and SFAS 131 "Disclosures About Segments of an Enterprise and Related Information". In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition". All of these statements are effective for fiscal years beginning after December 15, 1997. The Company will comply with the requirements of these statements in fiscal 1999. The future adoption of these statements is not expected to have a material effect on the Company's results from operations or financial position.

Note 2  Business combinations

During fiscal 1998, Micro Focus completed two acquisitions.

On April 30, 1997, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a total consideration of $6,400,000, satisfied by a cash payment of $3,200,000 and the issuance of 149,142 ordinary shares of the Company (equivalent to 745,710 ordinary shares following the Stock Split - see note 12 on page 35). Millennium provided specialised consulting and project management services.

The transaction has been accounted for as a purchase. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets has been allocated to goodwill, and the net assets and results of operations of Millennium have been combined with those of Micro Focus as of April 30, 1997 and for the nine-month period subsequent to April 30, 1997, respectively. Where appropriate, the accounting policies of Millennium have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material. The goodwill, which amounted to $6,737,000, is being amortised primarily over three years.

The following table presents pro forma information on the results of operations as though the acquisition had occurred at the beginning of the periods shown:

--------------------------------------------------------------------------------
(in thousands)                           1998         1997
--------------------------------------------------------------------------------
Net revenue                           $168,462    $124,885
Income (loss) before income taxes       21,795     (14,334)
Net income (loss)                       14,602     (15,052)
Net income per share (diluted)          $0.19      ($0.19)
Net income per share (basic)            $0.18      ($0.19)
--------------------------------------------------------------------------------

On January 20, 1998, the Company acquired all of the outstanding stock of XDB Systems, Inc. ("XDB") in exchange for 378,395 ordinary shares of the Company (equivalent to 1,891,975 ordinary shares following the Stock Split) which represented a value of $14,243,000 on the date the merger was completed. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions.

The Company incurred charges in the fourth quarter of 1998 of approximately $1.6 million in connection with activities to complete this acquisition. The combination has been accounted for using the pooling of interests method and accordingly all financial data presented herein has been restated to include the results of XDB. The following table sets forth the composition of combined net revenue and net income (loss) for the periods indicated. Information for 1998 with respect to XDB reflects the period from February 1, 1997 to January 20, 1998, the date XDB was acquired.

--------------------------------------------------------------------------------
(In thousands)               1998        1997         1996
--------------------------------------------------------------------------------
Net revenue:
Micro Focus               $159,033    $115,409    $121,956
XDB                          9,477      10,042      14,241
Elimination                 (1,201)     (2,224)    (1,413)

--------------------------------------------------------------------------------
As restated               $167,309    $123,227    $134,784
--------------------------------------------------------------------------------
Net income (loss):
Micro Focus                $15,731    ($10,508)   ($10,436)
XDB                         (1,098)     (4,182)       (720)
--------------------------------------------------------------------------------
As restated                $14,633    ($14,690)   ($11,156)
--------------------------------------------------------------------------------

Where appropriate, the accounting policies of XDB have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material.

In fiscal 1996, Micro Focus completed the acquisition of Burl Software Laboratories, Inc. for a total of $13,500,000 which was satisfied by the payment of $6,251,000 in cash and the issuance of 664,979 ordinary shares of the Company (equivalent to 3,324,895 ordinary shares following the Stock Split). The acquisition was accounted for as a purchase.

Note 3  Financial instruments

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of the current fiscal year. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

--------------------------------------------------------------------------------
(In thousands)                           1998         1997
--------------------------------------------------------------------------------
Cash                                   $24,773     $73,119
Available for sale securities           59,717       2,577
Forward foreign currency contracts          -           -
--------------------------------------------------------------------------------

Available-for-sale securities are analysed as follows:
 ................................................................................
                                         Gross
                                         unrealized    Estimated
(In thousands)                Cost       gains(losses) fair value
--------------------------------------------------------------------------------
At January 31, 1998:
Money market funds            $815      $   -           $815
Commercial paper            20,722          10        20,732
Certificates of deposit      7,971          10         7,981
Agency                       3,870           5         3,875
Auction rate securities      3,319          -          3,319
Corporates                  22,953          42        22,995
--------------------------------------------------------------------------------
                           $59,650         $67       $59,717
--------------------------------------------------------------------------------
At January 31, 1997:
Mutual funds                $1,912       ($152)        1,760
Bonds                          683           3           686
Other                          131           -           131
--------------------------------------------------------------------------------
                            $2,726       ($149)       $2,577
--------------------------------------------------------------------------------

The  cost  and  estimated  fair  values  of  available-for-sale   securities  by
contractual maturity are as follows:
 ................................................................................
                                        Estimated
(In thousands)                Cost      fair value
--------------------------------------------------------------------------------
At January 31, 1998:
Less than three months     $24,498      $23,501
Between 3 - 12 months       25,551       25,558
Over 12 months              10,601       10,658
--------------------------------------------------------------------------------
                           $59,650      $59,717
--------------------------------------------------------------------------------

The notional amounts of foreign currency contracts were $4,800,000 and $nil at January 31, 1998 and January 31, 1997, respectively, and were predominantly to exchange U.S. dollars for G.B. pounds sterling. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less.

Note 4  Research and development costs

--------------------------------------------------------------------------------
(In thousands)               1998        1997        1996
--------------------------------------------------------------------------------
Research and
   development costs,
   before capitalization   $31,645     $34,138     $40,295
Costs capitalized as software
   product assets           (9,321)     (8,272)    (15,639)
Amortization of
   capitalized costs        12,716      12,690      13,917
--------------------------------------------------------------------------------
                           $35,040     $38,556     $38,573
--------------------------------------------------------------------------------

Note 5  Non-recurring items

The Company has reported no non-recurring items in 1998.

Non-recurring items recorded in fiscal 1997 represented charges for restructuring. The charges consisted of the costs associated with a reduction in the Company's workforce of approximately 95 people, facility closures and consolidations, and asset write-downs. All outstanding amounts due under the restructuring were settled prior to January 31, 1998.

Non-recurring items recorded in fiscal 1996 consisted of a charge of $10,502,000 for restructuring and a credit of $1,033,000 in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994. Restructuring costs of $5,031,000 incurred in the first quarter of 1996 related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of $5,471,000 booked in the fourth quarter of 1996 were primarily the result of a review into the carrying value of software product assets.

Note 6  Property, plant and equipment

--------------------------------------------------------------------------------
(In thousands)                           1998         1997
--------------------------------------------------------------------------------
Land and buildings                     $22,679     $21,690
Leasehold improvements                   4,228       1,390
Computer and communications
   equipment & software                 47,239      40,236
Office equipment                         8,374       8,346
Transportation equipment                   268         727
--------------------------------------------------------------------------------
Property, plant and equipment - at cost 82,788      72,389
Less: accumulated depreciation
   and amortization                    (43,705)    (38,593)
--------------------------------------------------------------------------------
Property, plant and equipment - net    $39,083     $33,796
--------------------------------------------------------------------------------

The above figures include assets under capital leases as follows:

--------------------------------------------------------------------------------
(In thousands)                            1998        1997
--------------------------------------------------------------------------------
Cost                                       $47        $200
Less: accumulated depreciation
   and amortization                        (33)       (105)
--------------------------------------------------------------------------------
                                           $14         $95
--------------------------------------------------------------------------------
During the years ended January 31, 1998, 1997 and 1996, depreciation expense, including depreciation on leased assets, totalled $7,706,000, $9,410,000 and $10,290,000, respectively.

Note 7 Lines of credit

Micro Focus has an unsecured revolving multi-currency loan facility, under the terms of which financing of up to GBP 5,000,000 ($8,200,000 at January 31, 1998) or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). Amounts outstanding against this credit line at January 31, 1998 were the equivalent of $1,652,000 (1997: $nil), drawn in French Francs, and incurring interest at 3.6% per annum.

A second line of credit, negotiated by XDB, expired on June 30, 1997. Under the terms of the credit line, up to $1,500,000 was available, secured by XDB's short-term investments. The amount outstanding against this credit line at January 31, 1997 was $1,500,000; the amount was repaid in full on February 1, 1997.

Note 8  Commitments

The Company leases certain of its facilities and equipment under operating leases expiring at various dates through 2007. In most cases, it is anticipated that these leases will be renewed or replaced by other leases in the normal course of business. The Company also leases transportation equipment under capital leases. Minimum lease commitments as of January 31, 1998 are as follows:

 ................................................................................
(In thousands)                           Capital     Operating
Years ended January 31                    Leases        Leases
--------------------------------------------------------------------------------
1999                                        $60         $6,245
2000                                         11          3,249
2001                                         23          2,271
2002                                          -          2,049
2003                                          -          2,037
Thereafter                                    -            769
--------------------------------------------------------------------------------
Total minimum lease payments                 94         16,620
Less: amount representing interest           (3)           -
Present value of net minimum lease payments  $91           -
--------------------------------------------------------------------------------

During the years ended January 31, 1998, 1997 and 1996, rent expense totalled $4,650,000, $4,594,000 and $5,309,000, respectively.

Note 9 Income taxes

--------------------------------------------------------------------------------
(In thousands)               1998         1997        1996
--------------------------------------------------------------------------------
Current:    U.K.            $5,048        $380        $237
            U.S. federal       273      (1,635)        484
            U.S. state         209        (242)         58
            Other            1,568         369        (230)
--------------------------------------------------------------------------------
                             7,098      (1,128)        549
--------------------------------------------------------------------------------
Deferred:   U.K.               110       1,489        (235)
            U.S. federal         -         280        (344)
            U.S. state          -           77         (59)
                               110       1,846        (638)
Total:                      $7,208        $718        ($89)
--------------------------------------------------------------------------------

Deferred taxes result from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

--------------------------------------------------------------------------------
(In thousands)                1998        1997         1996
--------------------------------------------------------------------------------
Software development costs
   and other                  $249      $2,043       ($884)
Depreciation and amortization (139)       (197)        246
--------------------------------------------------------------------------------
                              $110      $1,846        (638)
--------------------------------------------------------------------------------

The following table analyses the differences between the U.K. statutory tax rate and the effective tax rate:

--------------------------------------------------------------------------------
                             1998        1997         1996
--------------------------------------------------------------------------------
U.K. statutory tax rate      31.3%       33.0%       33.0%
Tax effect of earnings of
   foreign subsidiaries     (1.8)%     (22.4)%        6.7%
Permanent differences
   and other                  3.5%     (15.7)%     (38.9)%
--------------------------------------------------------------------------------
Effective tax rate           33.0%      (5.1)%        0.8%
--------------------------------------------------------------------------------

Deferred income taxes, all of which are non-current, are as follows:

--------------------------------------------------------------------------------
(In thousands)                           1998         1997
--------------------------------------------------------------------------------
Software development costs
   and other                            $9,017      $8,475
Depreciation and amortization              142         271
--------------------------------------------------------------------------------
                                        $9,159      $8,746
--------------------------------------------------------------------------------

Deferred tax relative to the different tax jurisdictions is as follows:

--------------------------------------------------------------------------------
(In thousands)                           1998         1997
--------------------------------------------------------------------------------
U.K.                                   $10,111      $9,983

U.S.                                      (952)     (1,237)
--------------------------------------------------------------------------------
                                        $9,159      $8,746
--------------------------------------------------------------------------------

The corporate income tax returns of certain U.S. subsidiaries are under examination by the Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

Note 10 Business segment information

Micro Focus operates in one business segment - the development and marketing of computer software products and related services. The following table analyses worldwide operations by geographical segment, based on the location of Micro Focus facilities.

--------------------------------------------------------------------------------
(In thousands)               1998        1997       1996
--------------------------------------------------------------------------------
Revenue:
   United States          $100,699     $75,203     $89,839
   United Kingdom           72,562      55,701      56,158
   Europe (excluding U.K.)  39,612      33,849      32,734
   Other                    12,869       3,205       2,251
--------------------------------------------------------------------------------
                           225,742    $167,958     180,982
--------------------------------------------------------------------------------
Inter-segment revenue:
   United States            (8,612)     (8,288)     (9,647)
   United Kingdom          (34,567)    (25,265)    (26,372)
   Europe (excluding U.K.) (14,904)    (10,331)     (8,715)
   Other                      (350)       (847)     (1,464)
--------------------------------------------------------------------------------
Total net revenue          167,309     123,227     134,784
--------------------------------------------------------------------------------
Income (loss) from operations:
   United States              (671)    (12,374)     (7,229)
   United Kingdom            7,957      (4,704)      1,606
   Europe (excluding U.K.)   1,577        (580)     (8,568)
   Other                     8,731         665        (721)
--------------------------------------------------------------------------------
                            17,594     (16,993)    (14,912)
--------------------------------------------------------------------------------
Total assets:
   United States            48,855      26,622      45,674
   United Kingdom           69,574      71,578      61,694
   Europe (excluding U.K.)  70,331      62,969      63,915
   Other                    11,637         701         798
--------------------------------------------------------------------------------
                          $200,397    $161,870    $172,081
--------------------------------------------------------------------------------

Inter-segment revenue principally represents license fees and sub-contracted development charges between locations.

Note 11  Employee share and retirement plans
Share option plans

All references to shares and options within this note have been adjusted for the Stock Split - see note 12 below.

The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Micro Focus and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in five equal cumulative annual installments commencing one year after the date of grant. Unexercised options lapse when the optionholder ceases to be employed by Micro Focus or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options up to a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); such authority will expire on June 18, 1999. Prior to 1996, authority to grant options under similar terms had been granted pursuant to the 1991 Share Option Plan and the 1983-1984 Share Option Plan. Such authorities expired in 1996 and 1991, respectively. At January 31, 1998, 8,437,900 option shares were issued and outstanding under the plans, and a further 1,596,265 which had been approved for grant by shareholders under the 1996 Share Option Plan were currently unissued.

In 1994, the Micro Focus Group Employee Benefit Trust 1994 ("the Trust") was established to further the Company's policy of encouraging share ownership by its employees. Under the terms of the Trust, Micro Focus Trustees Limited ("MFTL") is permitted to acquire ordinary shares in the Company and to issue options for those shares to directors and employees. At January 31, 1998, MFTL owned 3,968,565 shares, and options granted by MFTL to purchase up to 3,171,225 of these shares were outstanding. Options which had been granted for an additional 110,000 shares prior to their acquisition by MFTL also remained outstanding. The remaining 526,100 option shares were available for future grant. The shares held by the Trust are shown in the balance sheet as treasury stock within shareholders' equity.

Pursuant to the agreement to acquire XDB Systems, Inc. ("XDB"), the Company assumed XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, holders of XDB options are entitled to exercise their options in return for ordinary shares in the Company. At January 20, 1998, the date of the merger, XDB option holders held 200,210 option shares in the Company at prices between $1.59 and $7.41 and denominated in U.S. dollars. At January 31, 1998, 150,280 of these option shares remained outstanding.

Share option activity under the plans was as follows:

--------------------------------------------------------------------------------
                                   Number           Option price per
                                of shares       share in G.B.POUNDS
--------------------------------------------------------------------------------
Outstanding, January 31, 1995   8,644,370         GBP 0.44-GBP 5.77
Options granted                 3,018,975         GBP 1.08-GBP 1.64
Options exercised                (574,325)        GBP 0.44-GBP 1.08
Options cancelled                (795,175)        GBP 0.44-GBP 5.77
--------------------------------------------------------------------------------
Outstanding, January 31, 1996  10,293,845         GBP 1.08-GBP 5.77
Options granted                11,504,150         GBP 1.17-GBP 1.94
Options exercised                (120,780)        GBP 1.08-GBP 1.93
Options cancelled              (9,202,055)        GBP 1.08-GBP 5.77
--------------------------------------------------------------------------------
Outstanding, January 31, 1997  12,475,160         GBP 1.08-GBP 4.32
Options granted                 6,622,725         GBP 0.97-GBP 4.52
Options exercised              (1,553,705)        GBP 1.08-GBP 3.70

Options cancelled              (5,674,775)        GBP 0.97-GBP 4.52
--------------------------------------------------------------------------------
Outstanding, January 31, 1998  11,869,405         GBP 0.97-GBP 4.52
--------------------------------------------------------------------------------

The total of 11,869,405 option shares outstanding at January 31, 1998 is represented by 8,588,180 unissued shares (8,437,900 granted under the Micro Focus plans and 150,280 pursuant to the XDB plans) and 3,281,225 issued shares held by MFTL.

The following tables summarize information about share options outstanding at January 31, 1998:

Options outstanding:
--------------------------------------------------------------------------------
                                                      Weighted       Weighted
                                        Number         average        average
                                outstanding at     contractual  exercise price
Ranges of exercise prices     January 31, 1998    life (months)    (G.B.POUNDS)
--------------------------------------------------------------------------------
GBP 0.97-GBP 1.50                     4,069,680         97          GBP 1.37
GBP 1.51-GBP 2.00                       696,800        102          GBP 1.73
GBP 2.00-GBP 4.52                     7,102,925        108          GBP 3.43
--------------------------------------------------------------------------------
                                     11,869,405        104          GBP 2.62
--------------------------------------------------------------------------------

Options exercisable:
--------------------------------------------------------------------------------
                                                                 Weighted
                                             Number               average
                                     exercisable at        exercise price
Ranges of exercise prices          January 31, 1998           (G.B.POUNDS)
--------------------------------------------------------------------------------
GBP 0.97-GBP 1.50                      968,915                 GBP 1.33
GBP 1.51-GBP 2.00                      158,770                 GBP 1.72
GBP 2.00-GBP 4.52                      555,380                 GBP 3.17
--------------------------------------------------------------------------------
                                      1,683,065                GBP 1.97
--------------------------------------------------------------------------------

As stated in note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, because the exercise price of the Company's options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for employee share options granted since January 31, 1995 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997: risk-free interest rate based on Treasury Strip, No Principal from the Wall Street Journal for maturity of six years, based on the date of grant; dividend yields of 0%; volatility factors of the expected market price of 0.378; and an average expected life of the option of six years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and diluted net income per share in 1998 was $12,525,000 and $0.19, respectively, pro forma net loss and net loss per share in 1997 was $15,961,000 and $0.20, respectively, and pro forma net loss and net loss per share in 1996 was $11,359,000 and $0.14, respectively. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of such effects in future years since SFAS 123 is applicable only to options granted since January 31, 1995. The effect will not be fully reflected in the pro forma disclosures until 2001.

Retirement plans

Micro Focus has entered into arrangements to provide pensions for its employees on a defined contribution basis. Contributions, which are independently administered by insurance companies and other financial institutions, are expensed in the year in which they become payable.

In the United States, Micro Focus' plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, Micro Focus matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

In the years ended January 31, 1998, 1997 and 1996, contributions totalling $755,000, $779,000 and $1,020,000, respectively, have been expensed.

Note 12  Subsequent event - stock split

On March 12, 1998, shareholders approved a 5-for-1 sub-division of the Company's ordinary shares. The sub-division became effective as of the close of business on Friday, March 13, 1998, and unless otherwise stated, all data presented in these financial statements has been restated to reflect the sub-division. The Company's American Depository Shares ("ADSs"), which are traded on the Nasdaq Stock Market in the United States, did not split, although the conversion rights of such ADSs have been adjusted such that each ADS now represents 5 ordinary shares.

Note 13  Quarterly financial information (unaudited)

Quarterly financial information for the two years ended January 31, 1998 is as follows:


----------------------------------------------------------------------------------------------------------------------
(In thousands - except per share and ADS data)
                                               First Quarter   Second Quarter   Third Quarter   Fourth Quarter    Year
----------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 31, 1998:
Net revenue                                       32,533         39,178            43,612           51,986      167,309
Operating income                                   2,531          2,807             5,303            6,953       17,594
Net income                                         2,375          2,548             4,371            5,339       14,633
Net income per share: diluted                      $0.03          $0.03             $0.05            $0.06        $0.18
Net income per share: basic                        $0.03          $0.03             $0.06            $0.07        $0.19
Net income per ADS: basic                          $0.15          $0.16             $0.28            $0.34        $0.93
Net income per ADS: diluted                        $0.15          $0.15             $0.26            $0.32        $0.89
------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 31, 1997:
Net revenue                                       25,820         29,755            30,158           37,494      123,227
Non-recurring items                               (8,670)           -                 -               -         (8,670)
Operating income (loss)                          (15,576)        (3,661)               83            2,161     (16,993)
Net income (loss)                                (14,432)        (2,437)              405            1,774     (14,690)
Net income (loss) per share: basic                ($0.19)        ($0.03)            $0.01            $0.02      ($0.19)
Net income (loss) per share: diluted              ($0.19)        ($0.03)            $0.01            $0.02      ($0.19)
Net income (loss) per ADS: basic                  ($0.93)        ($0.16)            $0.03            $0.11      ($0.94)
Net income (loss) per ADS: diluted                ($0.93)        ($0.16)            $0.03            $0.11      ($0.95)
------------------------------------------------------------------------------------------------------------------------

Notes:
Data for all periods presented has been restated to reflect the pooling of interest accounting in connection with the Company's acquisition of XDB Systems, Inc. on January 20, 1998 (see note 2 to the consolidated financial statements on page 28).

Share and per-share data for all periods presented has been restated to reflect the 5-for-1 stock split which occurred effective as of the close of business on March 13, 1998 (see note 12 to the consolidated financial statements on page
35). The Company's American Depository Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown in the U.S.format on an ADS equivalent basis, consistent with pre-split reporting.


REPORT OF THE INDEPENDENT AUDITORS (US FORMAT)


To the Board of Directors and Shareholders of Micro Focus Group Plc

We have audited the consolidated balance sheets of Micro Focus Group Plc as of January 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998 on pages 23 to 35. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micro Focus Group Plc at January 31, 1998 and 1997 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended January 31, 1998 in conformity with United States generally accepted accounting principles.



Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
May 1, 1998

FINANCIAL STATEMENTS
UK FORMAT

FINANCIAL STATEMENTS PREPARED IN ACCORDANCE
WITH U.K.  ACCOUNTING PRINCIPLES  (IN G.B. POUNDS)

DIRECTORS' REPORT                                                            38
-------------------------------------------------------------------------------
EXECUTIVE REMUNERATION COMMITTEE'S REPORT                                    41
-------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA                                         44
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                         45
-------------------------------------------------------------------------------
CONSOLIDATED PROFIT AND LOSS ACCOUNT                                         51
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                                   52
-------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENT                                             53
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED CASH FLOW STATEMENT                                    54
COMPANY BALANCE SHEET                                                        55
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES                               56
MOVEMENT IN SHAREHOLDERS' FUNDS                                              56
NOTES TO THE FINANCIAL STATEMENTS
  1  Significant accounting policies                                         57
  2  Segmental information                                                   59
  3  Acquisitions                                                            60
  4  Research and development costs                                          61
  5  Operating profit/(loss)                                                 61
  6  Directors and employees                                                 61
  7  Interest expense                                                        61
  8  Exceptional items                                                       62
  9  Taxation                                                                62
 10  Earnings/(loss) per share                                               62
 11  Intangible fixed assets                                                 62
 12  Tangible fixed assets                                                   63
 13  Investments                                                             64
 14  Stocks                                                                  64
 15  Debtors                                                                 64
 16  Creditors: amounts falling due within one year                          65
 17  Creditors: amounts falling due after more than one year                 65
 18  Lease commitments                                                       65
 19  Capital commitments                                                     65
 20  Deferred taxation                                                       66
 21  Share option plans                                                      66
 22  Post balance sheet event                                                67
-------------------------------------------------------------------------------
STATEMENT OF DIRECTORS' RESPONSIBILITIES                                     68
-------------------------------------------------------------------------------
REPORT OF THE AUDITORS                                                       68
-------------------------------------------------------------------------------

DIRECTOR'S REPORT (UK FORMAT)

The directors of Micro Focus Group Plc ("the Company") present their Report together with the audited financial statements of the Company and its subsidiary undertakings ("Micro Focus") for the year ended January 31 1998.

Principal activities

The principal activities of Micro Focus are the design, development and marketing of enterprise software development tools for the development, maintenance and deployment of business applications across a wide range of computer equipment from personal computer workstations to mainframe computers.

Trading results

The table below summarises the trading results as disclosed in the consolidated profit and loss account.
--------------------------------------------------------------------------------
Years ended January 31:            1998            1997              1996
                                GBP'000         GBP'000           GBP'000
--------------------------------------------------------------------------------
Revenue                          97,015          73,089            77,258
Profit/(loss) before taxation1    5,217          (5,809)           (6,542)
Profit/(loss) after taxation     10,426          (7,281)           (6,470)
--------------------------------------------------------------------------------

Results for the year ended January 31 1997 included a charge for exceptional items amounting to GBP 5,195,000 (1996: GBP 6,001,000), details of which are set out in note 8 to the financial statements on page 62.

Dividend

Following customary practice the directors will not be recommending payment of a dividend.

Directors' responsibilities

A statement of the directors' responsibilities in respect of the financial statements is set out on page 68.

Future prospects

A review of the business and an indication of future prospects is given in the Letter to Shareholders on pages 2 and 3.

Research and development

Micro Focus has a continuing commitment to a high level of investment in research and development, and continues to develop new products whilst updating and improving its existing products. An indication of product development activity is given in the Letter to Shareholders. Research and development costs are summarised in note 4 to the financial statements on page 61.

Directors

The directors who served during the year are as follows:

--------------------------------------------------------------------------------
Non-executive directors:
J. Michael Gullard, Chairman*
Harold Hughes, Deputy Chairman*
J. Sidney Webb * (appointed December 2 1997)

Executive directors:
Martin Waters, Chief Executive Officer (appointed June 21 1997)
Paul Adams, Vice President of International Sales
Ron Forbes, Vice President of International Finance
--------------------------------------------------------------------------------

*  Member of Audit and Executive Remuneration Committees


In addition to the above, Marcelo Gumucio served as an executive director until his resignation on June 21 1997.

Mr. Gullard was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is General Partner of Cornerstone Management, a California, USA-based venture capital organisation. He is a U.S. resident.

Mr. Hughes, who was appointed a non-executive director in December 1993, is also a U.S. resident. He is currently Chairman of Pandesic LLC, a joint venture of Intel Corporation and SAP.

Mr. Webb, a U.S. resident, was appointed a non-executive director in December 1997. He is Chairman of Titan Corporation and holds directorships with EIP Microwave, Inc. and Plantronics, Inc. He is also Chairman of the Doheny Eye Institute, a non-profit organization.

In accordance with the Company's Articles of Association Mr. Forbes will retire by rotation at the 1998 annual general meeting and, being eligible, may offer himself for re-election. Mr. Forbes does not have a service contract with the Company.

Mr. Waters and Mr. Webb, both having been appointed to the Board of Directors of the Company ("the Board") since the last annual general meeting, will also retire at the 1998 annual general meeting in accordance with the Company's Articles of Association and, being eligible, will offer themselves for re-appointment. Mr. Waters has an agreement that relates to his role as President and Chief Executive Officer of the Company. Mr. Webb does not have a service contract with the Company.

The directors' interests in the share capital of the Company are set out in the Executive Remuneration Committee's Report on page 33. The directors also hold options to acquire ordinary shares in the Company under the Micro Focus share option plans. A table showing the options held by each director, together with those granted and exercised during the year, is also set out in the Executive Remuneration Committee's Report.

Substantial shareholders

The following interests of 3% or more in the share capital of the Company have been reported as at February 28 1998:

--------------------------------------------------------------------------------
                                                   Ordinary          Percentage
                                                shares held             holding
--------------------------------------------------------------------------------
The Prudential Corporation Group                   1,329,099               8.4%
Putnam Investments                                 1,091,200               6.9%
Fidelity Corporation                                 935,187               5.9%
Micro Focus Trustees Limited                         793,521               5.0%
Paul O'Grady                                         529,438               3.3%
--------------------------------------------------------------------------------

At February 28 1998 the Bank of New York, acting as Depository Bank, held approximately 13.4% of the Company's shares in respect of which American Depository Receipts ("ADRs") have been issued. The ADRs are traded in the United States on the Nasdaq Stock Market. Certain of the holdings reported above are held in the form of ADRs. With effect from the close of business on March 13 1998, the Company split its ordinary shares on a 5-for-1 basis. The Company's American Depository Shares did not split and, for the purposes of the table above, have been converted to ordinary shares.

Financial aspects of corporate governance

The Board has reviewed the Company's compliance with the Cadbury Committee's Code of Best Practice ("The Code") and believes that it has complied with the Code during the year except as noted below.

Until the appointment to the Board of Mr. Webb in December 1997 the Company had only two non-executive directors, both of whom have been appointed for unspecified terms. The composition of the Board is kept under review and changes are made when appropriate and in the best interests of the Company.

The Company's Audit Committee currently comprises the three non-executive directors. Prior to Mr. Webb's appointment to the Committee on December 2 1997, the Audit Committee comprised the two other non-executive directors, Mr. Gullard and Mr. Hughes.

The Company's Executive Remuneration Committee also comprises the three non-executive directors but, prior to Mr. Webb's appointment to the Committee on December 2 1997, comprised the two other non-executive directors, Mr.Gullard and Mr. Hughes. With respect to the existence and operation of its Executive Remuneration Committee, the Company has complied throughout the year with Section A of the Best Practice Provisions annexed to the listing rules of the London Stock Exchange. The Executive Remuneration Committee's Report to shareholders is set out on page 41.

The directors acknowledge their responsibility for ensuring that the Company has in place a system of internal financial controls that is appropriate for the various business environments in which it operates. Such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Control is exercised through an organisational structure with clearly defined levels of responsibility, authorisation and approval and appropriate segregation of duties and reporting procedures to ensure that assets are safeguarded against material loss and that transactions are properly authorised, processed and reported. Financial performance data is regularly prepared, reviewed and compared with budgeted targets. The Board has reviewed the effectiveness of the system of internal financial control as it operated during the year.

After making enquiries, the directors have a reasonable expectation that Micro Focus has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Ernst & Young, the Company's auditors, have confirmed that, in their opinion: with respect to the directors' statements on internal financial control and going concern in the preceding paragraphs, the directors have provided the disclosures required by the Listing Rules of the London Stock Exchange and such statements are consistent with the information of which they are aware from their audit work on the financial statements; and the directors' other statements in the preceding paragraphs appropriately reflect the Company's compliance with the other aspects of the Code specified for their review by Listing Rule 12.43(j).

Ernst & Young was not required to perform the additional work necessary to, and did not, express any opinion on the effectiveness of either the Company's system of internal financial control or its corporate governance procedures nor the ability of Micro Focus to continue in operational existence.

Employee involvement

Micro Focus places considerable value on the involvement of its employees and on good relations and communication with them.

Wide employee consultation takes place on matters affecting their interests. Employee involvement in the business is encouraged in many ways, including the holding of regular company-wide meetings and, specifically, awareness of Micro Focus' financial performance is maintained through the participation of employees in various Micro Focus bonus schemes which are measured upon the financial performance of the Company.

At Micro Focus, many employees are eligible to become a shareholder through the ownership of options to acquire ordinary shares in the Company under the Micro Focus share option plans (see note 21 to the financial statements on page 66).

Disabled employees

Micro Focus gives consideration to applications for employment from disabled persons where the requirement of the job may be adequately covered by a handicapped or disabled person. If necessary Micro Focus endeavours to retrain any member of staff who develops a disability during employment with Micro Focus and to provide career development and promotion opportunities wherever appropriate.

Supplier payment policy and practice

It is the policy of the Company to settle the terms of payment with suppliers when agreeing the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements. At January 31 1998 the Company had an average of 36 days purchases outstanding in trade creditors.

Special business at the annual general meeting

Under Section 80 of the U.K. Companies Act 1985 ("the Companies Act") the directors are not allowed to allot shares unless authorised to do so by shareholders. A resolution was passed at the 1996 annual general meeting renewing the directors' authority until June 18 2001 to allot the authorised but unissued shares as at May 17 1996. The directors consider this authority necessary to preserve maximum flexibility for the future.

Section 89 of the Companies Act gives shareholders the right to participate on a pro-rata basis in all issues of equity shares for cash, unless they agree that this right should be excluded. A special resolution will be proposed at the 1998 annual general meeting renewing the directors authority until the following annual general meeting, to allot equity shares for cash, otherwise than by an issue pro-rata to existing shareholders, up to an aggregate number of shares equal to 5% of the share capital in issue at the time of the notice of meeting.

The Company is permitted by its Articles of Association to purchase its own shares in accordance with the Companies Act. A special resolution will be proposed at the 1998 annual general meeting renewing the directors' authority until the following annual general meeting to purchase up to an aggregate number of shares equal to 10% of the share capital in issue at the time of the notice convening the meeting. The Board had no occasion to use this power during the year, but believes it should have this facility, in line with current standard practice.

Equivalent resolutions were passed at last year's annual general meeting. The full text of all resolutions will be set out in the notice of annual general meeting which will be distributed to shareholders in due course.

Auditors

Ernst & Young have expressed their willingness to continue in office as auditors and a resolution proposing their re-appointment will be submitted at the annual general meeting.

By Order of the Board

/s/ Loren E. Hillberg

Loren E Hillberg
Secretary
May 1 1998

EXECUTIVE REMUNERATION COMMITTEE'S REPORT (UK FORMAT)

The Micro Focus Executive Remuneration Committee was established in December 1993. At present the Committee members are J. Michael Gullard, Harold Hughes and
J. Sidney Webb.

The remuneration of the executive directors is determined by the Committee. The Committee ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which Micro Focus is part, and the importance of recruiting and retaining management of the appropriate calibre. The Company has complied with Section A of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange.

Directors' Remuneration Policy

In framing its remuneration policy, the Committee has given full consideration to Section B of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange. The chief components of remuneration are as follows:

Basic salary: Salary rates for the executive directors are determined by reference to relevant market data for the countries in which the directors perform their duties, and are normally reviewed on an annual basis. In general, the Committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance.

Fees: Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other company-related business. Such fees are determined in advance by the executive directors and not by the Committee.

Performance-related pay: Executive directors are eligible for annual performance-related bonuses, which are calculated based on fixed formulae measuring Micro Focus' performance against targets set at the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds.

The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of Micro Focus exceeds the targets set out at the beginning of the year.

In the current year such bonuses were based on targets measuring achievement against performance, measured in terms of audited earnings per share.

Compensation for loss of office: The Company provides nominal amounts of compensation to its non-executive officers for loss of office. Compensation for loss of office for executive officers may exceed such nominal amounts as a result of the Company needing to provide such executive directors with competitive packages in accordance with the criteria described elsewhere in this "Directors' Remuneration Policy" section.

Pension contributions: The Company does not operate a pension scheme for its directors, but does make contributions to a director's own personal pension in lieu of salary entitlement.

Other: Other emoluments relate to an amount received by Mr. Waters in respect of acceptance of office, and benefits principally related to the use of corporate communications facilities by, and personal travel provided to, a former director.

Share  options:  All of the directors are eligible to  participate  in the Micro
Focus share option plans, details of which are set out in note 21 to the financial statements on page 66. The grant of share options to directors is designed to ensure that an element of their remuneration is directly related to long-term growth in shareholder value.

Long-term incentives: None of the directors is eligible for any long-term incentive payments.

Service agreements: Except as noted below, none of the directors has a service contract with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

In the event of a change of control of the Company, Mr. Waters would be entitled to predetermined compensation on termination of his employment of an amount which exceeds one year's salary and benefits, provided that the termination occurs within one year from the effective date of the change of control.

Directors' Remuneration

The following table analyses the remuneration earned by each director in each of the last two years.

------------------------------------------------------------------------------------------------------------------------------------
                                                           Performance       Pension        Compensation
                                       Salary        Fees  related pay contributions  for loss of office     Other        TOTAL
Years ended January 31                GBP'000     GBP'000      GBP'000       GBP'000             GBP'000   GBP'000      GBP'000
------------------------------------------------------------------------------------------------------------------------------------
1998:    J. Michael Gullard              -           50          -            -               -                -            50
         Harold Hughes                   -           18          -            -               -                -            18
         J. Sidney Webb
            (appointed December 2 1997)  -            5          -            -               -                -             5
         Martin Waters
            (appointed June 21 1997)    105           -         201           -               -               183           489
         Paul Adams                      85           -         125           -               -                -            210
         Ron Forbes                      82           -          76           6               -                -            164
         Marcelo Gumucio
            (resigned June 21 1997)      53           -          31           -              545               -            629
------------------------------------------------------------------------------------------------------------------------------------
                                        325          73         433           6              545              183         1,565
------------------------------------------------------------------------------------------------------------------------------------
1997:    J. Michael Gullard              -           63          -            -               -                -             63
         Harold Hughes                   -           20          -            -               -                -             20
         Marcelo Gumucio                101           1         129           -               -                -            231
         Paul Adams                      79           -          50           -               -                -            129
         Ron Forbes                      79           -          16           6               -                -            101
         Brian Reynolds
            (resigned March 24 1996)     -            -          -            -               -               29             29
         Paul O'Grady
            (resigned April 1 1996)      24           -          -            -               30               -             54
------------------------------------------------------------------------------------------------------------------------------------
                                        283          84         195           6               30              29            627
------------------------------------------------------------------------------------------------------------------------------------

Upon the resignation of Marcelo Gumucio, the Company entered into a settlement agreement and release with Mr. Gumucio, pursuant to which Mr.Gumucio was paid an amount of $225,000 (GBP 136,000) for loss of office, Mr. Gumucio agreed to provide six months of consulting services to the Company in exchange for a payment of $200,000 (GBP 120,00) and vesting for 138,440 option shares held by Mr. Gumucio was accelerated and the exercise period extended. As expected, the services that were intended to be performed under the agreement were performed during fiscal 1998.

The following additional information is provided in accordance with the requirements of the Companies Act.
--------------------------------------------------------------------------------
                                            1998       1997
                                         GBP'000    GBP'000
--------------------------------------------------------------------------------
All directors:
Aggregate emoluments                     1,559         621
Pension contributions                        6           6
Gain on exercise of share options          889           -
--------------------------------------------------------------------------------
                                         2,454         627
--------------------------------------------------------------------------------
Highest paid director:
Aggregate emoluments                       629         231
Gain on exercise of share options          889           -
--------------------------------------------------------------------------------
                                         1,518         231
--------------------------------------------------------------------------------

Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

Directors' shareholdings

The interests of the directors in the share capital of the Company are as follows:

---------------------------------------------------------------------------------------------------------------------------
January 31                                                                                             1998        1997
---------------------------------------------------------------------------------------------------------------------------
J. Michael Gullard, Chairman                                                                          1,000       1,000
Harold Hughes, Deputy Chairman                                                                       20,000      20,000
J. Sidney Webb                                                                                          100         100 *
Martin Waters, Chief Executive Officer                                                                    -         -   *
Paul Adams                                                                                          106,600     106,600
Ron Forbes                                                                                           17,676      23,676
---------------------------------------------------------------------------------------------------------------------------

* At date of appointment in the cases of Mr. Webb and Mr. Waters


On March 6 1998 Mr Webb increased his holding by 1,000 shares. There have been no other changes in these holdings since the year end.

The shareholdings quoted above have not been restated to give effect to the sub-division of the Company's ordinary shares which took effect from the close of business on March 13 1998 (see note 22 to the financial statements on page
67).

Directors' share options

The following table sets out the numbers of options held by each director, including the changes in holdings during the year.

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Number of options
                                         Option  January 31                               January 31
                Date of option grant      price        1997   Granted   Exercised  Lapsed       1998        Latest exercise date
------------------------------------------------------------------------------------------------------------------------------------
J Michael Gullard  June 2 1994         GBP 10.67     10,000                                     10,000            June 2 2004
                   June 21 1996        GBP 8.35      50,000                                     50,000           June 21 2006
Harold Hughes      August 19 1992      GBP 14.98     10,000                                     10,000         August 19 2002
                   June 16 1994        GBP 11.98      2,000                                      2,000           June 16 2004
Martin Waters      September 16 1997   GBP 21.01               237,500                         237,500      September 16 2004
                   September 16 1997   GBP 21.01               362,500                         362,500      September 16 2007
Marcelo Gumucio    January 30 1996     GBP  6.05     10,000              (2,000)  (8,000)      -                          n/a
(resigned
June 21 1997)      April 1 1996        GBP 6.53      362,500             (72,500) (262,313)    27,687*                    n/a
                   June 21 1996        GBP 8.35      362,500                      (353,438)     9,062*                    n/a
Paul Adams         May 8 1990          GBP 5.42      1,600                                       1,600          August 8 1998
                   April 10 1996       GBP 6.85      57,300                                     57,300          April 10 2003
                   March 5 1997        GBP10.59                10,000                          10,000            March 5 2007
Ron Forbes         April 10 1996       GBP 6.85      51,300                                     51,300          April 10 2000
------------------------------------------------------------------------------------------------------------------------------------

* Number of option shares held at date of resignation in the case of Mr. Gumucio.


At the date of exercise, the Company's share price was GBP 18.45 per share. Consequently, the exercise of options by Mr. Gumucio gave rise to a gain of GBP 889,000. As set out above, no other director exercised options during the year.

The market price of the shares at January 31 1998 was GBP 27.37 and the range during the year was GBP 10.35 to GBP 28.30.

The option prices and holdings quoted above have not been restated to give effect to the sub-division of the Company's ordinary shares which took effect from the close of business on March 13 1998 (see note 22 to the financial statements on page 67).

On behalf of the Committee

/s/ J. Sidney Webb

J. Sidney Webb
Chairman of the Executive Remuneration Committee
May 1 1998

SELECTED CONSOLIDATED FINANCIAL DATA (UK FORMAT)

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Micro Focus, expressed in G.B. POUNDS, set out on pages 51 to 67 of this report.


---------------------------------------------------------------------------------------------------------------------------
(In thousands of G.B. POUNDS - except per share data,
percentages and employee information)

                    Years ended January 31                    1998         1997         1996          1995         1994
---------------------------------------------------------------------------------------------------------------------------
Operating results for the year:
Revenue                                                      97,015       73,089       77,258        89,885       83,842
Profit/(loss) before taxation and exceptional items*         15,217         (614)        (541)       12,871       21,761
Exceptional items*                                               -        (5,195)      (6,001)       (4,148)         -
Profit/(loss) before taxation                                15,217       (5,809)      (6,542)        8,723       21,761
Retained profit/(loss) for the year                          10,426       (7,281)      (6,470)        4,590       14,747
Earnings/(loss) per share: basic                              67.8p       (48.0p)      (43.6p)        32.0p       104.3p
Earnings/(loss) per share: diluted                            65.0p       (48.0p)      (43.6p)        32.0p       101.2p
Average number of shares in issue (thousands)                15,373       15,156       14,843        14,336       14,138

Financial position at end of year:
Cash and bank deposits                                       51,518       44,725       38,972        55,823       57,544
Total assets      123,824                                   100,204      111,828      124,302       109,915
Creditors: amounts falling due after more than one year          12           15           66           193          404
Total shareholders funds                                     70,892       61,124       70,187        72,856       75,100

Financial condition:
Working capital                                              36,195       26,611       27,306        36,554        48,686
Current ratio                                                  1.78         1.81         1.76          1.80          2.38
Return on revenue: excluding exceptional items*                 11%          n/a         n/a            10%          18%
Return on average equity: excluding exceptional items*          16%          n/a         n/a            12%          28%

Employee information:
Average number of employees                                     719          646          735           751          667
Year end number of employees                                    847          626          708           788          698
Revenue per employee                                            135          113          105           120          126
Profit/(loss) after taxation per employee:
   excluding exceptional items *                                 14           (3)          (2)           12           22
---------------------------------------------------------------------------------------------------------------------------

* Details of the exceptional items are set out in note 8 to the financial statements on page 62.

                                       44

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION (UK FORMAT)

This discussion has been prepared in accordance with U.S. reporting practice and is presented here so that readers of the U.K. format financial statements have the same information as readers of the U.S. format financial statements. It should be read in conjunction with the financial statements of Micro Focus Group Plc and its subsidiary undertakings ("Micro Focus") in G.B. pounds, on pages 51 to 67.

The Company has previously referred to its current financial year ending January 31 1998 as "financial year 1997." In the future, the Company will designate each financial year by reference to the calendar year in which the last month of the financial year occurs. Accordingly, the Company's current year ending January 31 1998 is referred to as "financial year 1998" or "1998" in this report, and prior financial years are also referenced accordingly.

Results of Operations

Micro Focus has reported a profit for the year of GBP 10.4m compared to a loss of GBP 7.3m in 1997. Results for the prior year included non-recurring charges of GBP 5.2m.

The table below sets forth operating results as a percentage of revenue for each of last three years and the percentage changes relative to the previous year for each of the last two years.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Year to year
                                                                    Percentage of net revenue               percentage change
                                                                       Years ended January 31          1997              1996
                                                              1998         1997          1996       to 1998           to 1997
--------------------------------------------------------------------------------------------------------------------------------
Revenue
   Product revenue                                               62           57           57            44           (4)
   Service revenue                                               38           43           43            18           (7)
--------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                   100          100          100            33           (5)
--------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of product revenue                                        7            9           11             9          (28)
   Cost of service revenue                                       17           16           16            33           (4)
--------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                            24           25           27            25          (14)
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses
   Research and development                                      20           33           35           (19)         (10)
   Sales and marketing                                           36           41           43            17           (8)
   General and administrative                                     7           11            6           (18)          58
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         63           85           84            (2)          (4)
--------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                          13          (10)         (11)          n/a           13
Interest income                                                   3            2            3            48          (21)
Interest expense                                                  -            -           -            238          (72)
 ................................................................................................................................
Profit/(loss) before taxation                                    16           (8)          (8)          n/a          (11)
Taxation                                                         (5)          (2)          -            227          n/a
--------------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss) for the year                              11          (10)          (8)          n/a           13
--------------------------------------------------------------------------------------------------------------------------------

Revenue

Micro Focus derives its revenue from the licence of software products and related support, maintenance and consulting ("direct revenue") and from the licencing of distribution rights to software products to original equipment manufacturers ("OEM revenue"). Direct revenue represents approximately 90% of total revenue.

Net revenue is analysed between product revenue, which consists of the licensing of software product to end-users and OEMs, and service revenue, consisting of maintenance and other support services, including training and consulting.

Revenue increased by GBP 23.9m or 33% to GBP 97.0m in 1998 having decreased by GBP 4.2m or 5% to GBP 73.1m in 1997. The increase in 1998 reflected initial worldwide sales of the Company's SoftFactory/2000 and NetExpress products, increased UNIX product sales and revenue from consulting services. The decrease in revenue in 1997 arose during the first two quarters with relatively flat sales in comparison to the third and fourth quarters. Factors contributing to the decline in the first two quarters of 1997 included slow conversion to 32-bit products of Micro Focus installed base and continuing uncertainties arising from the fundamental changes caused by the Internet. The improved performance in the second half of 1997 reflected increased sales of products to address the "Year 2000" problem.

Product revenue increased by GBP 18.5m or 44% to GBP 60.5m in 1998, having previously decreased by GBP 2.0m or 4% to GBP 42.0m in 1997. The increase in product licencing revenue in 1998 reflected higher sales of Year 2000 products, UNIX products, NetExpress and other product lines.

Service revenue increased by GBP 5.5m or 18% to GBP 36.5m in 1998, having previously decreased by GBP 2.2m or 7% to GBP 31.1m in 1997. The increase in service revenue resulted from increased software maintenance revenue and from consulting revenue.

Revenue by customer location is analysed in note 2 to the financial statements on page 59. In 1998 United Kingdom revenue grew by 74%, United States revenue by 27% and revenue from other countries by 31%.

In 1997 U.S. revenue decreased by 10%, while non-U.S. territories showed a 1% increase, with growth in the United Kingdom, France and Japan being offset by decreased sales to certain distributors, notably in Italy and Brazil.

There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Cost of product revenue

Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products.

Such costs increased by GBP 0.6m or 9% to GBP 7.0m in 1998, having previously decreased by $2.4m in 1997 and represented 12% of product revenue in 1998 (15% in 1997). Decreases in product costs as a percentage of product revenue principally reflected savings in product materials arising from the documentation being supplied on CD-ROM.

Cost of service revenue

Cost of service revenue is comprised principally of compensation for technical support personnel, plus the costs associated with training and consulting.

Such costs increased by GBP 4.0m or 33% to GBP 15.8m in 1998, having previously decreased by $0.5m in 1997 and represented 43% of service revenue in 1998 (38% in 1997). The increase in such costs in 1998 arose mainly from the expansion of the consulting organization, including the acquisition of Millennium UK Limited. The decrease in 1997 reflected cost reductions taken to align expenses with anticipated revenue.

Gross profit

Gross profit represented 76% of net revenue (1997: 75%). The improvement primarily reflected proportionately higher product sales which carry higher margins and savings attributable to the replacement of printed software documentation with electronic versions.

The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may be adversely affected by expansion of the Company's consulting organization and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

Research and development

Research and development costs consist principally of compensation for software developers and related costs expended, less the development costs capitalised, plus amortisation of previously capitalised costs. Research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

Research and development spending in 1998 was directed principally towards further development of SoftFactory/2000 products which address the Year 2000 problem; NetExpress, a complete set of tools for developing business applications targeted at graphical PC workstations, distributed computer environments and the Internet; and tools to enhance the functionality and capability of the COBOL Workbench product line for workstation development of IBM mainframe applications.

Research and development spending in 1997 and 1996 was directed towards SoftFactory/2000 and NetExpress, development of new 32-bit products; further development of client/server solutions; object oriented programming in COBOL; and tools for downsizing from IBM mainframes.

Expenditure on internal software research and development before capitalisation, decreased by GBP 1.6m to GBP 17.6m in 1998 and by GBP 4.2m to GBP 19.2m in 1997 and represented 18% of net revenue in 1998 (1997: 26%; 1996: 30%). The decrease in research and development costs reflects a lower relative cost structure following last year's restructuring of operations.

In 1998 GBP 5.7m, representing 32% of these costs were capitalised as software product assets (1997: 27%, 1996: 42%). Provisions for amortisation amounted to GBP 7.8m (1997: GBP 8.1m; 1996: GBP 8.8m) resulting in a net charge to profit and loss in 1998 of GBP 2.1m (1997: charge of GBP 2.7m; 1996: credit of GBP 1.1m).

The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing

Sales and marketing  costs include  compensation,  travel and facility costs for
sales,   pre-sales  and  marketing  personnel,   and  publicity  costs  such  as
advertising and trade shows.

Such costs increased by GBP 5.1m or 17% to GBP 35.3m in 1998, having decreased by GBP 2.7m or 8% to GBP 30.1m in 1997 and represented 36% of net revenue in 1998 (1997: 41%; 1996: 43%). The increase in sales and marketing costs reflected sales force expansion, higher commissions and higher advertising and marketing expenses, including those associated with new product launches. The decrease in fiscal 1997 reflected the worldwide cost reduction initiatives implemented in the first quarter of that year.

The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that aggregate sales and marketing expenses will be higher in future periods, but as a function of revenue will remain about the same.

General and administrative

General and administrative costs include the corporate management, finance, legal and human resources operations of Micro Focus.

Such costs decreased by GBP 1.4m or 18% to GBP 6.5m in 1998, having increased by GBP 2.9m or 58% to GBP 7.9m in 1997 and represented 7% of net revenue in 1998 (1997: 11%; 1996: 6%). The total for 1997 included GBP 1.9m of restructuring costs (see "Non-recurring items" below). The underlying increase in 1998 reflected higher bonus accruals and staff additions and related recruitment expenses. The increase in 1997 resulted principally from the strengthening of the Micro Focus management team.

The Company is investing to strengthen its infrastructure and anticipates that aggregate general and administrative expenses will increase in future quarters, but decrease as a percentage of revenue.

Non-recurring items

No non-recurring items were separately reported in 1998.

In 1997 Micro Focus incurred a restructuring charge of GBP 5.2m. The charge consisted of the costs associated with a reduction in the Company's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs.

Non-recurring items recorded in 1996 consisted of a charge of GBP 6.7m for restructuring and a credit of GBP 0.7m in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994. Restructuring costs of GBP 3.1m incurred in the first quarter of 1996 principally related to employee terminations (including salary, benefit continuation and outplacement costs for approximately 75 employees), closure of surplus office facilities, and write-downs of related fixed assets. An additional charge of GBP 3.6m, booked in the fourth quarter of 1996, reflected a reduction in the carrying values of software product assets in line with future revenue expectations from certain products.

Interest income

Interest earned on cash and short-term investments increased by GBP0.8m or 48% to GBP 2.6m in 1998, having decreased by GBP 0.4m or 21% to GBP 1.7m in 1997, and represented 3% of revenue in 1998 (1997: 2%; 1996: 3%). The increase in 1998 reflected higher average cash balances and higher investment yields resulting from the investment of funds in money market instruments instead of bank certificates of deposit. The decrease in 1997 reflected lower average cash balances and, to a lesser degree, lower interest rates.

Taxation

The Company's tax rate in 1998 was 31.5%, which compares to the statutory U.K. rate applicable to the Company of 31.3%.

The tax rate in both 1997 and 1996 was significantly affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates and by restructuring charges, certain of which were not deductible for tax purposes.

An analysis of the charge for income taxes is given in note 9 to the consolidated financial statements on page 63.

Acquisitions

During the current year Micro Focus completed two acquisitions.

On April 30 1997 the Company acquired all of the share capital of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a consideration of GBP4.0m paid in a combination of GBP2.0m in cash and the issue of 149,142 ordinary shares in the Company. Millennium provided consulting and projectmanagement services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems, as well as development expertise in Web-based applications. With effect from January 31 1998 Millennium's consulting services were integrated with the professional services operations of the Company.

On January 20 1998 the Company acquired all of the share capital of XDB Systems, Inc ("XDB") in exchange for 378,395 ordinary shares in the Company, which represented a value of GBP8.7m on the date of the acquisition. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions.

Both transactions have been accounted for as acquisitions. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets has been allocated to goodwill, and the results of the acquired companies have been combined with those of Micro Focus with effect from the acquisition dates. Goodwill has been written off directly to reserves. Where appropriate the accounting policies of Millennium and XDB have been amended to conform with those of Micro Focus. The effects of the resulting changes are summarised in note 3 to the financial statements on page 60.

Risk factors that may influence future operating results

Micro Focus operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results from operations.

The following comments are included in both the U.S. and U.K. format of the Management's Discussion and Analysis in this Annual Report in accordance with the Private Securities Litigation Reform Act 1995, which became effective in the U.S. on January 1 1996. For more information on U.S. Securities Law Matters see page 13.

The factors set forth below as well as statements made elsewhere in this Report contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in financial year 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section as well as those in the Letter to Shareholders and those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding forward-looking statements, see "Further Information for Shareholders - Special Note on Forward-Looking Statements" on page 13.

The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Companys products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the
Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, nonrenewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of Micro Focus' operating expenses is fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, the Company's customers tend to make product purchase decisions in the fourth quarter of the Company's year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company has historically experienced lower revenue for the first quarter of a financial year than in the fourth quarter of the prior year.

The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the share price could be materially adversely affected.

Micro Focus is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products and technologies. The growth and financial performance of Micro Focus will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends upon its ability to attract and retain qualified employees. In the past, Micro Focus has experienced delays and increased expenses in developing new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis or to attract and retain qualified employees, could materially adversely affect the Companys business, results of operations and financial condition.

Substantially all of the Company's revenue is currently, and is expected to continue in the future to be, derived from products and services related to applications development in the COBOL language. As a result, the Company's future operating results depend upon market acceptance of the COBOL language. Any decline in the demand for or market acceptance of the COBOL language or mainframe computers where COBOL is a dominant language as a result of competition, technological change or other factors would have a material adverse effect on Micro Focus' business, financial condition and results of operations.

The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and the quality of service offerings. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions including database vendors of tools and other programming languages that may be less costly or provide better performance or functionality. Some of the Company's current and prospective competitors in the products and services markets have greater financial, marketing or technical resources than Micro Focus and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

Micro Focus is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue and expenses.

The Company markets certain of its products and services to customers for managing development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future domestic or foreign laws or ordinances or unfavourable judicial decisions. Although the Company has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the year 2000 and the demand for the Company's Year 2000 solutions, products and services may also decline as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenues and professional services fees could be materially and adversely affected.

Micro Focus is in the process of reviewing its major internal corporate systems for potential Year 2000 compliance issues and intends to take appropriate corrective action based on the results of such review. Micro Focus does not currently anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, Micro Focus believes that the current versions of its software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the Company's business, financial condition or results of operations, due to external factors relating to the Year 2000 problem which are not controlled by Micro Focus, but on which Micro Focus may rely with respect to its business and operations.

Micro Focus completed two significant corporate acquisitions in the current year, as noted above. The Company is in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realised. In addition, these acquisitions could require significant additional management attention. The Company expects to continue growing its business through acquisitions. If Micro Focus is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, results of operations and financial condition could be adversely affected in future periods.

Exchange rate fluctuations

Micro Focus prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date.

The majority of the Company's revenue arises in U.S. dollars (approximately two-thirds in 1998), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds. In 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pounds have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

Liquidity and capital resources

Micro Focus continues to fund its activities through cash from operating activities. In 1998 cash provided by operating activities was GBP 17.8m (1997:
GBP 12.1m).

In 1998 Micro Focus invested GBP 8.3m (1997: GBP 2.5m) in property, plant and equipment and GBP 5.7m (1997: GBP 5.3m) in software product assets. Investment in 1998 included $2.7m in connection with the relocation of the Company to new U.S. facilities in Mountain View, California and Wayne, Pennsylvania, and $3.2m for communications and enterprise systems. In 1998 the Company also paid GBP 2.0m in cash in connection with the acquisition of Millennium.

Net of these expenditures, cash and short-term investments increased by GBP 6.8m to GBP 51.5m (1997: increased by GBP 5.8m toGBP 44.7m).

The Company has in place a line of credit under the terms of which unsecured financing of up to GBP 5.0m is available until January 2001. At January 31 1998 borrowings totalling GBP1.0m had been made against this line of credit (1997:
GBPnil).

Micro Focus believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

The Company believes that existing cash balances in combination with internally generated funds and its available bank lines of credit will be more than sufficient to meet cash requirements in its 1999 financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UK FORMAT)


--------------------------------------------------------------------------------------------------------------------------
                                                          Continuing  Acquisitions  Year ended   Year ended   Year ended
                                                          operations      (note 3)  January 31   January 31   January 31
                                                                                          1998         1997         1996
                                                  Notes      GBP'000       GBP'000     GBP'000      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
Revenue
   Product revenue                                           60,323         157        60,480       42,020       43,991
   Service revenue                                           34,274        2,261       36,535       31,069       33,267
---------------------------------------------------------------------------------------------------------------------------
Total revenue                                        2        94,597        2,418       97,015       73,089       77,258
---------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of product revenue                                    6,987            3        6,990        6,406        8,855
   Cost of service revenue                                   13,742        2,103       15,845       11,892       12,343
---------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                         20,729        2,106       22,835       18,298       21,198
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  73,868          312       74,180       54,791       56,060
---------------------------------------------------------------------------------------------------------------------------
Operating expenses
    Research and development                         4        19,625           54       19,679       24,299       26,851
    Sales and marketing                                       35,222           67       35,289       30,146       32,857
    General and adminisive                                     6,091          385        6,476        7,854        4,986
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      60,938          506       61,444       62,299       64,694
--------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                              5        12,930         (194)      12,736       (7,508)      (8,634)
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                             2,551        1,720        2,166
Interest expense                                                              (70)         (21)         (74)
 ...........................................................................................................................
Profit/(loss) before taxation                                                           15,217       (5,809)      (6,542)
Taxation                                             9                                  (4,791)      (1,472)          72
---------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss) for the year                                                     10,426       (7,281)      (6,470)
---------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share: basic                    10                                  67.8p       (48.0p)     (43.6p)
---------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share: diluted                  10                                  65.0p       (48.0p)     (43.6p)
---------------------------------------------------------------------------------------------------------------------------

Earnings per share after 5-for-1 stock split (see note 22 to the financial statements on page 67):

---------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share: basic                                                        13.6p        (9.6p)      (8.7p)
---------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share: diluted                                                      13.0p        (9.6p)      (8.7p)
---------------------------------------------------------------------------------------------------------------------------

The notes on pages 57 to 67 form part of these financial statements.


CONSOLIDATED BALANCE SHEET (UK FORMAT)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                 January 31   January 31
                                                                                                       1998         1997
                                                                                         Notes  GBP'000  GBP'000
---------------------------------------------------------------------------------------------------------------------------
Fixed assets
   Intangible fixed assets                                                                  11      12,394        14,590
   Tangible fixed assets                                                                    12       23,836       20,543
   Investments                                                                              13        4,886        5,634
---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   41,116       40,767
---------------------------------------------------------------------------------------------------------------------------
Current assets
   Stocks                                                                                   14         317          484
   Debtors                                                                                  15       30,873       14,228
   Cash and bank deposits                                                               51,518       44,725
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                 82,708       59,437
---------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year                                              16       26,483       16,180
Deferred revenue                                                                        20,030       16,646
Net current assets                                                                                   36,195       26,611
Total assets less current liabilities                                                                77,311       67,378
Creditors: amounts falling due after more than one year                                     17          12           15
Provisions for liabilities and charges:
    Deferred taxation                                                                       20        6,407        6,239
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                           70,892       61,124
---------------------------------------------------------------------------------------------------------------------------
Capital and reserves
   Called up share capital                                                                           1,588         1,517
   Share premium account                                                                            30,196        18,071
   Profit and loss account                                                                          39,108        41,536
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                            70,892       61,124
---------------------------------------------------------------------------------------------------------------------------

The financial statements on pages 51 to 67 were approved by the Board of Directors on May 1 1998

/s/ Martin Waters                                           /s/ Ron Forbes

Martin Waters                                               Ron Forbes
Director                                                    Director

The notes on pages 51 to 67 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)

---------------------------------------------------------------------------------------------------------------------------
                                                                                    January 31   January 31   January 31
                                                                                          1998         1997         1996
                                                                                     GBP'000    GBP'000    GBP'000
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                               17,767       12,135        9,725
---------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
   Interest received                                                                    2,519        1,803        2,082
   Interest paid                                                                         (70)         (21)         (74)
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow from returns on investments and servicing of finance                     2,449        1,782        2,008
---------------------------------------------------------------------------------------------------------------------------
Taxation
   U.K. corporation tax (paid)                                                           (599)         (88)      (1,562)
   Overseas tax refunded/(paid)                                                          (262)          70       (1,362)
---------------------------------------------------------------------------------------------------------------------------
Tax paid                                                                                 (861)         (18)      (2,924)
---------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
   Purchase of tangible fixed assets                                                   (8,263)      (2,500)      (8,643)
   Purchase of software product assets                                                     -            -          (226)
   Capitalised software product assets                                                  (5,688)      (5,258)      (9,882)
   Purchase of own shares                                                                   -           -         (5,002)
   Disposal of own shares                                                                 748           -            -
   Disposal of tangible fixed assets                                                      447          546          298
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                     (12,756)      (7,212)     (23,455)
---------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
   Purchase of subsidiary undertaking                                                   (2,000)         -         (3,892)
   Net cash acquired with subsidiary undertakings                                          961          -            -
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                        (1,039)         -         (3,892)
---------------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before financing                                                  (6,546)       6,687      (18,538)
---------------------------------------------------------------------------------------------------------------------------
Financing
   Issue of ordinary shares, net of expenses                                             1,517          138          278
   Capital element of finance lease obligations                                            (65)        (131)        (295)
   Bank loan                                                                             1,007           -             -
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                 2,459           -           (17)
---------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                              8,019        6,694      (18,555)
---------------------------------------------------------------------------------------------------------------------------

The notes on pages 57 to 67 form part of these financial statements.

                                       53

NOTES TO CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)


---------------------------------------------------------------------------------------------------------------------------
                                                                                    Year ended   Year ended   Year ended
                                                                                    January 31   January 31   January 31
                                                                                          1998         1997         1996
                                                                                       GBP'000      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
(i)  Reconciliation of operating profit to "Net cash inflow from operating activities"
---------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                                                 12,736       (7,508)      (8,634)
Depreciation charges                                                                     4,534        5,655        6,186
Amortisation charges                                                                     7,765        8,067       12,639
Loss on sale of tangible fixed assets                                                       72          221           70
Decrease in stocks                                                                         154        1,171          117
(Increase)/decrease in debtors                                                         (14,460)       8,012        2,174
Increase/(decrease) in creditors                                                         3,942         (790)        (690)
Increase/(decrease) in deferred revenue                                                  3,024       (2,693)      (2,137)
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                               17,767       12,135        9,725
---------------------------------------------------------------------------------------------------------------------------

(ii) Reconciliation of net cash flow to movement in net funds
---------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                              8,019        6,694      (18,555)

Net cash inflow/(outflow) from financing                                                  (942)         131          295
                                                                                         7,077        6,825      (18,260)
Translation difference                                                                  (1,226)        (941)       1,704
---------------------------------------------------------------------------------------------------------------------------
                                                                                         5,851        5,884      (16,556)
Net debt, beginning of year                                                             44,642       38,758       55,314
---------------------------------------------------------------------------------------------------------------------------
Net debt, end of year                                                                   50,493       44,642       38,758
---------------------------------------------------------------------------------------------------------------------------

(iii)  Analysis of net funds

---------------------------------------------------------------------------------------------------------------------------
                                                                      Balances at                            Balances at
                                                                       January 31                  Exchange   January 31
                                                                             1997   Cash flow   differences         1998
                                                                          GBP'000     GBP'000       GBP'000      GBP'000
--------------------------------------------------------------------------------------------------------------------------
Cash                                                                       44,725        8,019       (1,226)      51,518
Short term loans                                                              -         (1,007)           -       (1,007)
Finance lease obligations                                                     (83)          65            -          (18)
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                       44,642        7,077       (1,226)      50,493
---------------------------------------------------------------------------------------------------------------------------

The notes on pages 57 to 67 form part of these financial statements.


COMPANY BALANCE SHEET (UK FORMAT)


---------------------------------------------------------------------------------------------------------------------------
                                                                                                 January 31  January 31
                                                                                                       1998        1997
                                                                                         Notes      GBP'000     GBP'000
---------------------------------------------------------------------------------------------------------------------------
Fixed assets
   Tangible fixed assets                                                                    12        2,971       2,992
   Investments                                                                              13       45,086      32,809
---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   48,057      35,801
---------------------------------------------------------------------------------------------------------------------------
Current assets
   Amounts owed by subsidiary undertakings                                                            8,989      11,214
   Other debtors                                                                          40             2
   Cash and bank deposits                                                                               738          18
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  9,767      11,234
---------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year
   Amounts owed to subsidiary undertakings                                                            9,153      11,469
   Trade creditors                                                                         69            9
   Corporation tax                                                                         63           178
   Accrued expenses                                                                                     206          47
---------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                                                        276        (469)
---------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                48,333      35,332
Provisions for liabilities and charges:
   Deferred taxation                                                                      20             19          19
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                           48,314      35,313
---------------------------------------------------------------------------------------------------------------------------
Capital and reserves
   Called up share capital                                                                            1,588       1,517
   Share premium account                                                                             30,196      18,071
   Profit and loss account                                                                           16,530      15,725
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                            48,314      35,313
---------------------------------------------------------------------------------------------------------------------------

The financial statements on pages 51 to 67 were approved by the Board of Directors on May 1 1998.


/s/Martin Waters                                               /s/Ronald Forbes

Martin Waters                                                  Ron Forbes
Director                                                       Director

This is the balance sheet of Micro Focus Group Plc, the holding company of the Micro Focus group of companies, which is presented in accordance with section 226 of the Companies Act 1985 of Great Britain. No profit or loss account is presented for Micro Focus Group Plc as provided by section 230 of the same Act. The notes on pages 51 to 67 form part of these financial statements.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES/MOVEMENT IN SHAREHOLDERS' FUNDS (UK FORMAT)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


--------------------------------------------------------------------------------------------------------------------------
                                                                                    Year ended   Year ended   Year ended
                                                                                    January 31   January 31   January 31
                                                                                          1998         1997         1996
                                                                                       GBP'000      GBP'000      GBP'000
--------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the year                                                              10,426       (7,281)      (6,470)
Currency translation adjustment                                                         (1,122)      (1,920)       2,275
---------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the year                                           9,304       (9,201)      (4,195)
---------------------------------------------------------------------------------------------------------------------------


MOVEMENT IN SHAREHOLDERS' FUNDS


 ....................................................................................................................................
                                                   Ordinary shares of 10p each:
                                                                                     Share       Deferred      Retained
                                                  Authorised   Issued      Amount   premium  consideration     earnings      Total
                                                        '000     '000     GBP'000   GBP'000        GBP'000      GBP'000    GBP'000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1995                            16,500      14,364    1,437    13,147         3,340           54,932    72,856
Share options exercised                                -          115       11       297           -             -          308
Shares issued to complete Burl acquisition             -          665       66      4,492       (3,340)          -          1,218
(Loss) for the year                                    -           -        -         -            -             6,470)    (6,470)
Currency translation adjustment                        -           -        -         -            -             2,275      2,275
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1996                            16,500      15,144    1,514    17,936          -             50,737    70,187
Increase in authorised share capital                 6,000         -        -         -            -              -         -
Share options exercised                                -           24        3       135           -              -         138
(Loss) for the year                                    -           -        -         -            -             (7,281)   (7,281)
Currency translation adjustment                        -           -        -         -            -             (1,920)   (1,920)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1997                            22,500      15,168    1,517    18,071          -             41,536    61,124
Issued on acquisitions                                 -          527        52    10,627          -               -       10,679
Goodwill arising on acquisitions                       -           -        -           -          -            (11,732)  (11,732)
Share options exercised                                -          188        19     1,498          -               -        1,517
Profit for the year                                    -           -        -         -            -             10,426    10,426
Currency translation adjustment                        -           -        -         -            -             (1,122)   (1,122)
BALANCE, JANUARY 31 1998                            22,500     15,883    1,588    30,196           -             39,108    70,892
------------------------------------------------------------------------------------------------------------------------------------

The issued ordinary shares are allotted, called up and fully paid (see also note 22 on page 67).

Micro Focus Group Plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the
Companies Act 1985). The cumulative value of goodwill written off on acquisitions between December 23 1989 and January 31 1998 was GBP 11,732,000 (January 31 1997: GBPnil).


The notes on pages 57 to 67 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS (UK FORMAT)

The statutory financial statements of Micro Focus, within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the year ended January 31 1998 are contained on pages 43 to 59.

The Company has previously referred to its current financial year ending January 31 1998 as "1997." In the future, the Company will designate each financial year as the calendar year in which the last month of the financial year occurs. Accordingly, the Company's current year ending January 31 1998 is referred to as "financial year 1998" and "1998" in this report, and prior financial years are referenced accordingly.

Note 1  Significant accounting policies

To enable the reader to see immediately any information provided in addition to the common policy statements, the text of this note and the corresponding note 1 to the financial statements in U.S. format on page 19 is italicised where the text is identical.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. Accounting Standards which, as applied by Micro Focus, do not differ in any significant respect from US generally accepted accounting principles ("GAAP") except with regard to acquisitions and goodwill and the presentation of certain items in the financial statements. In order to comply with the provisions of FRS 1 (Revised) the Consolidated Cash Flow Statement has been restated for the years ended January 31 1997 and January 31 1996.

Basis of consolidation

The consolidated financial statements are those of Micro Focus Group Plc ("the Company") and all of its subsidiary undertakings ("Micro Focus") for the year ended January 31 1998. All significant inter-company balances and transactions have been eliminated on consolidation.

The presentation of data presented in the profit and loss account has been revised in order to segregate costs of revenue from operating costs. The presentation of prior year numbers has been similarly revised to conform with the current presentation. The results of operations of the Company are not affected by this changed presentation.

Acquisitions are accounted for using the acquisition method of accounting. Accordingly the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement include the results and cash flows for the period of ownership. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional, plus expenses. The purchase consideration is allocated to assets and liabilities on the basis of fair value at the date of acquisition.

Revenue recognition

Revenue represents the amounts derived from the provision of goods and services which fall within Micro Focus' ordinary activities, stated net of applicable sales taxes.

Revenue from licencing software packaged products to end users and resellers is recognised on delivery, provided that no significant vendor obligations exist and collection of the resulting debt is deemed probable.

Revenue from sales to original equipment manufacturers ("OEM's") under non-cancellable licence agreements generally provide for development fees and initial licence fees, which are recognised at the later of: (a) the date product is delivered to the OEM; (b) the date payment becomes due within twelve months; and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial licence fee commitment, revenue is recognised as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognised pro-rata over the life of the agreement corresponding to notional delivery of the service.

Software product assets - development costs

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets.

Software licenced for inclusion in the Micro Focus product set, including software acquired through acquisitions, is also included in software product assets.

Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated.

Amortisation of software product assets is included in research and development costs.

Goodwill

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Such amounts are set off against reserves as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings  40 years
Leasehold improvements     over the lease term
Computer equipment         3 - 5 years
Office equipment           7 years
Transportation equipment   3 - 4 years

Leasing

Leases which transfer substantially all the benefits and risks of ownership of an asset to Micro Focus are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Deferred taxation

Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

Stocks

Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

Cash and bank deposits

Cash and bank deposits includes cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit. All such cash balances are repayable on demand and can be withdrawn at any time without notice or penalty.

Investments

Investments are recorded at cost less any provision for permanent diminution in value.

Translation of foreign currencies

Micro Focus' policy on foreign currency translation complies with U.K. Statement of Standard Accounting Practice No. 20 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than G.B. pounds are translated at exchange rates in effect at the balance sheet date. Closing G.B. pounds to U.S. dollar rates at January 31 1998, 1997 and 1996 were GBP 1 = $1.64, GBP 1 = $1.60 and GBP 1 = $1.51 respectively. Revenue, costs and expenses are translated using average rates. Monthly average G.B. pounds to U.S. dollar rates used during 1998 range between GBP 1 = $1.60 and GBP 1 = $1.67, and average GBP 1 = $1.64, GBP 1 = $1.58 and GBP 1 = $1.58 in 1998, 1997 and 1996
respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than G.B. pounds are dealt with through reserves. All other differences are charged through the profit and loss account.

Earnings/(loss) per share

Earnings/(loss) per share are based on the profit/(loss) for the year after taxation, and on the weighted average number of ordinary shares outstanding during the period.

Fully diluted earnings per share are based on the profit for the year after taxation, and on the weighted average number of ordinary shares outstanding during the period as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are invested in 2.5% Consolidated Stock.

Pensions

Micro Focus has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees.
Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.

Related party transactions

The Company is exempt under the provisions of FRS 8 from disclosing related party transactions which are eliminated on consolidation.

New accounting standards

Financial Reporting Standards No. 9  - Associates and Joint Ventures and No. 10
- Goodwill and Intangible Assets, were issued by the Accounting Standards Board in 1997, and will apply to the Company in 1999.

Note 2  Segmental information

Micro Focus operates in one business segment - the development and marketing of computer software products and related services. The following table analyses revenue by geographical area, based on customer location:

                              1998        1997        1996
--------------------------------------------------------------------------------
                           GBP'000     GBP'000     GBP'000
--------------------------------------------------------------------------------
United Kingdom              11,864       6,811       7,178
United States               49,037      38,640      42,824
Europe (excluding U.K.)     18,498      19,297      19,400
Japan                        3,964       3,519       2,720
Other                       13,652       4,822       5,136
--------------------------------------------------------------------------------
                            97,015      73,089      77,258
--------------------------------------------------------------------------------

The following table analyses worldwide operations by geographical area, based on the location of Micro Focus facilities.

                             1998        1997       1996
--------------------------------------------------------------------------------
                           GBP'000     GBP'000     GBP'000
--------------------------------------------------------------------------------
Revenue:
   United Kingdom           43,249      33,974      33,988
   United States            56,846      42,856      49,503
   Europe (excluding U.K.)  23,554      20,588      20,196
   Other                     7,859       1,910       1,300
--------------------------------------------------------------------------------
                           131,507      99,328     104,987
--------------------------------------------------------------------------------
Inter-segment revenue:
   United Kingdom          (21,003)    (15,900)    (16,728)
   United States            (4,199)     (3,501)     (4,790)
   Europe (excluding U.K.)  (9,077)     (6,381)     (5,362)
   Other                      (213)       (457)       (849)
--------------------------------------------------------------------------------
                            97,015      73,089      77,258
--------------------------------------------------------------------------------
Operating profit/(loss):
   United Kingdom            5,498      (2,960)      1,350
   United States             1,041      (4,699)     (4,429)
   Europe (excluding U.K.)     896        (220)     (5,097)
   Other                     5,301         371        (458)
--------------------------------------------------------------------------------
                            12,736      (7,508)     (8,634)
--------------------------------------------------------------------------------
Net operating assets/(liabilities):
   United States            14,174      16,075      20,264
   United Kingdom            2,930      (8,199)     (3,087)
   Europe (excluding U.K.)  (4,122)      2,988       9,176
   Other                     2,521         (16)       (558)
--------------------------------------------------------------------------------
                            15,513      10,848      25,795
--------------------------------------------------------------------------------


Inter-segment revenue principally represents licence fees and charges for research and development between locations. Operating profit/(loss) excludes interest income and expense and, correspondingly, net operating assets/(liabilities) exclude interest-bearing assets and liabilities. A reconciliation of the net operating assets/(liabilities) as shown above to net assets as shown in the balance sheet is as follows:

                             1998        1997       1996
--------------------------------------------------------------------------------
                            GBP'000     GBP'000    GBP'000
--------------------------------------------------------------------------------
Net operating assets        15,513      10,848      25,795
Cash and bank loans         50,511      44,725      38,972
Investment in own shares     4,886       5,634       5,634
Finance lease obligations      (18)        (83)       (214)
--------------------------------------------------------------------------------
Net assets                  70,892      61,124      70,187
--------------------------------------------------------------------------------

Note 3  Acquisitions


In the current year Micro Focus completed two acquisitions for a total consideration of GBP 12,679,000 in cash and shares.

On April 30 1997 the Company acquired all of the share capital of Millennium UK Limited ("Millennium"), a provider of consulting and project management services, for a consideration of GBP 4,000,000 paid in a combination of GBP 2,000,000 in cash and the issuance of 149,142 ordinary shares in the Company. The transaction has been accounted for as an acquisition and, accordingly, the results of operations and cash flows of Millennium have been combined with those of Micro Focus for the nine-month period subsequent to April 30 1997.

The acquisition cost has been allocated between the identifiable tangible assets and liabilities of Millennium based on their respective fair values, and the excess has been allocated to goodwill, as shown in the following table.

--------------------------------------------------------------------------------
                        Net assets   Fair value Fair values on
                          acquired  adjustments    acquisition
                           GBP'000      GBP'000        GBP'000
--------------------------------------------------------------------------------
Cash                           (31)         -          (31)
Accounts receivable            379          -          379
Other current assets            45          -           45
Tangible fixed assets           20          -           20
Current liabilities           (570)         -         (570)
--------------------------------------------------------------------------------
Total net assets              (157)         -         (157)
--------------------------------------------------------------------------------
Goodwill arising                                     4,157
--------------------------------------------------------------------------------
                                                     4,000
--------------------------------------------------------------------------------
Purchase consideration payable to vendors            4,000
--------------------------------------------------------------------------------

Goodwill arising on the acquisition has been charged to reserves.

Millennium reported a loss after taxation of GBP 229,000 in its financial year ended December 31 1996. In the subsequent four month period to April 30 1997 Millennium recorded a profit after taxation of GBP 19,000. In the period since acquisition, Millennium contributed GBP 48,000 to the group's net operating cash flows and utilised GBP 44,000 for capital expenditure.

Subsequent to the acquisition, costs amounting to GBP 200,000 have been incurred in connection with a reorganisation of the business of Millennium. These costs are included in general and administrative costs in the current year.

On January 20 1998 the Company completed the acquisition of XDB Systems, Inc ("XDB"). XDB was acquired in exchange for 378,395 ordinary shares in the Company and the exchange of XDB stock options for Micro Focus options, which represented a total value of GBP 8,679,000 on the date the acquisition was completed. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions. The transaction has been accounted for as an acquisition. Accordingly, the results of operations and cash flows of XDB have been combined with those of Micro Focus for the period subsequent to January 20 1998.

The acquisition cost has been allocated between the identifiable tangible assets and liabilities of XDB based on their respective fair values, and the excess has been allocated to goodwill, as shown in the following table.

--------------------------------------------------------------------------------
                            Fair value adjustments
--------------------------------------------------------------------------------
                               Accounting
                  Net assets       policy         Fair values on
                    acquired      changes            acquisition
                     GBP'000      GBP'000   Other        GBP'000
--------------------------------------------------------------------------------
Cash                     992         -        -           992
Accounts receivable    2,442      (707)       -         1,735
Other current assets     116         -        -           116
Tangible fixed assets    276         -        -           276
Current liabilities   (2,093)        -       78       (2,015)
Deferred taxation        754         -     (754)           -
--------------------------------------------------------------------------------
Total net assets       2,487      (707)    (676)        1,104
--------------------------------------------------------------------------------
Goodwill arising                                        7,575
--------------------------------------------------------------------------------
                                                        8,679
--------------------------------------------------------------------------------
Purchase consideration payable to vendors              8,679
--------------------------------------------------------------------------------

The fair value adjustments relate to: - the deferral of previously recognised revenue totalling GBP 707,000 to reflect compliance with the Company's existing revenue recognition policy - reductions of GBP 78,000 to accruals established by XDB to provide for costs incurred during 1998 - the elimination of a deferred tax asset amounting to GBP 754,000 which had been established in accordance with U.S. accounting principles.

The acquisition of XDB was completed shortly before the end of the current financial year and consequently fair values on acquisition have been estimated based on information currently available. Any additional adjustments to fair values arising on final review will be disclosed in the Company's financial statements for the year ended January 31 1999.

In addition to the above adjustments, provisions amounting to GBP 122,000 have been recorded for the estimated costs of rationalisation and reorganisation of the acquired business, and charged to general and administrative costs in the profit and loss account.

Goodwill arising on the acquisition has been charged to reserves.

XDB's loss after taxation in its financial year ended January 31 1997 was GBP 2,642,000. In the subsequent pre-acquisition period from February 1 1997 to January 20 1998 XDB recorded a loss after taxation of GBP 671,000. XDB's cash flows for the period of ownership were not material.

Note 4  Research and development costs

--------------------------------------------------------------------------------
                              1998        1997        1996
                           GBP'000     GBP'000     GBP'000
--------------------------------------------------------------------------------
Research and
   development costs,
   before capitalization    17,602      19,235      23,423
Costs capitalized as
   software product assets (5,688)     (5,258)     (9,882)
Amortisation of
   capitalized costs         7,765       8,067       8,805
 ................................................................................
                            19,679      22,044      22,346
Exceptional items (note 8): 17,602      19,235      23,423
Restructuring costs:
   - accelerated amortisation    -           -       3,834
   - other costs                 -       2,255         671
--------------------------------------------------------------------------------
                            19,679      24,299      26,851
--------------------------------------------------------------------------------

Note 5  Operating profit/(loss)

Operating profit/(loss) is stated after charging:
--------------------------------------------------------------------------------
                              1998        1997         1996
                           GBP'000     GBP'000      GBP'000
--------------------------------------------------------------------------------
Auditors' remuneration:
   audit services: U.K.        117         105          96
   audit services: overseas    110          93         100
   non-audit services: U.K.    230         181         141
   non-audit services: overseas289         218         179
Operating lease rentals
   equipment                   756         743         903
   land and buildings        1,780       1,811       2,137
Depreciation to leased assets   39          39         118
Other depreciation and
   amortisation              4,534       5,616       6,068
--------------------------------------------------------------------------------

The profit attributable to the ordinary shareholders of Micro Focus Group Plc, dealt with in the financial statements of Micro Focus, is GBP 805,000 (1997: GBP 716,000; 1996: GBP 1,449,000). There were no other movements on reserves other than the movement on share premium shown on page 56.

Note 6  Directors and employees

An analysis of the directors' remuneration pension entitlements and share options is set out in the Executive Remuneration Committee's Report on pages 42 and 43.

The average weekly number of staff employed by Micro Focus during the year was:
--------------------------------------------------------------------------------
                              1998        1997        1996
                            number      number      number
--------------------------------------------------------------------------------
U.K.                           252         255         302
U.S.                           355         310         355
Other                          112          81          78
--------------------------------------------------------------------------------
                               719         646         735
--------------------------------------------------------------------------------

Staff costs, which include salaries, bonus and commissions, amounted to:

--------------------------------------------------------------------------------
                              1998        1997        1996
                           GBP'000     GBP'000     GBP'000
--------------------------------------------------------------------------------
U.K.                        10,324       9,173      10,167
U.S.                        22,803      16,758      17,801
Other                        5,184       3,554       3,856
--------------------------------------------------------------------------------
                            38,311      29,485      31,824
Social security costs        2,979       2,797       2,884
Other pension costs            432         437         596
--------------------------------------------------------------------------------
                            41,722      32,719      35,304
--------------------------------------------------------------------------------

Other pension costs principally represent amounts paid by Micro Focus to personal pension schemes operated by its employees. In the United Kingdom, Micro Focus matches contributions made by participating employees up to certainpredetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

Note 7 Interest expense

--------------------------------------------------------------------------------
                               1998        1997        1996
                            GBP'000     GBP'000     GBP'000
--------------------------------------------------------------------------------
Finance charges payable under
   finance leases                5          18          74
On bank loans and overdrafts    65           3           -
--------------------------------------------------------------------------------
                                70          21          74
--------------------------------------------------------------------------------

Note 8  Exceptional items

Exceptional items recorded in the year ended January 31 1997 represented a charge of GBP 5,195,000 for restructuring. The charge consists of the costs associated with a reduction in the Company's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs. All outstanding amounts due under the restructuring were settled prior to January 31 1998.

Exceptional items recorded in the year ended January 31 1996 consisted of a charge of GBP 6,667,000 for restructuring and a credit of GBP 666,000 resulting from the adoption of Abstract 13 "Accounting for ESOP Trusts" which was issued by the Urgent Issues Task Force of the Accounting Standards Board in June 1995. Restructuring costs of GBP 3,125,000 announced in May 1995 related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of GBP 3,542,000 booked in January 1996 were primarily the result of a review into the carrying value of software product assets.

Note 9   Taxation

The taxation charge for the year consists of the following:

--------------------------------------------------------------------------------
                              1998         1997        1996
                           GBP'000      GBP'000     GBP'000
--------------------------------------------------------------------------------
U.K. corporation tax         3,244         237         133
Deferred taxation              (71)        870        (458)
Double taxation relief        (162)       (174)        105
Overseas taxation:
   U.S. federal                542           4           5
   U.S. state                  128           1           -
   Other                       958         276        (118)
 ................................................................................
                             4,639       1,214        (543)
Taxation underprovided/
   (overprovided)
   in previous years
Corporation tax                  -         258           -
Deferred taxation              152           -         202
Overseas taxation:
   U.S. federal                  -           -         193
   U.S. state                    -           -          (2)
   Other                         -           -          78
--------------------------------------------------------------------------------
                             4,791       1,472         (72)
--------------------------------------------------------------------------------

The effective tax rate in 1998 is 31.5%, which compares to the applicable U.K. corporate tax rate of 31.3%.

In prior years the effective tax rate was significantly distorted, principally as a result of losses incurred in the United States which can only be offset against profits arising in future periods, and the impact of disallowable exceptional items. The corporation tax returns of certain U.S. subsidiary undertakings are under examination by the U.S. Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

Note 10  Earnings/(loss) per share

Earnings/(loss) per share is computed on the bases set out in note 1.

--------------------------------------------------------------------------------
                                   1998        1997       1996
--------------------------------------------------------------------------------
Basic earnings per share:
   Profit/(loss) after taxation    10,426    (7,281)     (6,470)
   Ordinary shares
      (weighted average)           15,373    15,156      14,843
Diluted earnings per share:
   Adjusted profit/(loss)
      after taxation               11,180    (7,281)     (6,470)
   Ordinary shares
      (weighted average)           17,199    15,156      14,843


Pro-forma earnings per share data, based on ordinary shares in issue following the 5-for-1 sub-division of the Company's ordinary shares on March 13 1998 (see note 22 to the financial statements on page 67) are also shown on the profit and loss account.

Note 11  Intangible fixed assets

Intangible fixed assets consist of software product assets, as follows:

-------------------------------------------------------------------------------
                                                         Net book
                              Cost     Amortisation         value
                           GBP'000          GBP'000       GBP'000
--------------------------------------------------------------------------------
At January 31 1997          74,216           59,626         14,590
Currency fluctuations         (755)          (636)          (119)
Additions                     5,688            -            5,688
Amortisation for the year        -           7,765          (7,765)
--------------------------------------------------------------------------------
At January 31 1998          79,149           66,755         12,394
--------------------------------------------------------------------------------

Note 12   Tangible fixed assets


(a) Micro Focus:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Computer and
                                            Freehold                             communications
                                            land and     Leasehold        Office      equipment  Transportation
                                           buildings  Improvements     equipment   and software       equipment     Total
                                             GBP'000       GBP'000       GBP'000        GBP'000         GBP'000   GBP'000
-------------------------------------------------------------------------------------------------------------------------------
Cost:
At January 31 1997                             13,556       840           4,690        23,954          292         43,332
Currency fluctuations                             -        (60)           (101)         (457)          (2)          (600)
Additions                                        272      1,795           1,308         5,157          27           8,560
Disposals                                         -         -           (1,246)         (834)        (191)        (2,271)
---------------------------------------------------------------------------------------------------------------------------
At January 31 1998                             13,828     2,575           4,651        27,820         126          49,021
---------------------------------------------------------------------------------------------------------------------------
Depreciation:
At January 31 1997                              436       760            3,312         18,118         163          22,789
Currency fluctuations                            -       (28)             (52)          (347)         (2)           (415)
Provision for the year                          223       85               403          3,810          9            4,534
Disposals                                        -        -              (965)          (659)        (100)        (1,724)
At January 31 1998                              659       817            2,698         20,922         70           25,184
Net book values:
At January 31 1997                           13,120       80             1,378          5,836         129          20,543
At January 31 1998                           13,169      1,758           1,955          6,898         56           23,837
---------------------------------------------------------------------------------------------------------------------------

Freehold land and buildings includes capitalised interest of GBP 385,000. Transportation equipment includes assets held under finance leases as follows:

--------------------------------------------------------------------------------
                                              Cost   Netbook
                                      depreciation     value
                            GBP'000        GBP'000   GBP'000
--------------------------------------------------------------------------------
At January 31 1997             125          66          59
Provision for the year           -           -           -
Disposals                        -           -           -
--------------------------------------------------------------------------------
At January 31 1998             125          66          59
--------------------------------------------------------------------------------

(b) Company:

The Company's tangible fixed assets consist of freehold land and buildings, valued at cost which includes capitalised interest of GBP 385,000.

--------------------------------------------------------------------------------
                                             Cost       Netbook
                                     depreciation         value
                            GBP'000       GBP'000       GBP'000
--------------------------------------------------------------------------------
At January 31 1997           3,088          96           2,992
Provision for the year           -          21           (21)
--------------------------------------------------------------------------------
At January 31 1998           3,088         117           2,971
--------------------------------------------------------------------------------

Note 13  Investments

(a)  Micro Focus:

Investment in own shares represents the Company's ordinary shares acquired by Micro Focus Trustees Limited on behalf of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"), at cost:

--------------------------------------------------------------------------------
                                           1998        1997
                                        GBP'000     GBP'000
--------------------------------------------------------------------------------
Beginning of year                        5,634       5,634
Sold on exercise of options               (748)          -
--------------------------------------------------------------------------------
End of year                              4,886       5,634
--------------------------------------------------------------------------------

As at January 31 1998 the Trust owned 757,369 shares with a nominal value of GBP 75,737, and options have been granted to employees to purchase up to 634,245 of such shares (see note 21 to the financial statements on page 66). The market value of these shares was GBP 20,729,000 (January 31 1997: GBP 9,656,000); if they had been sold at this value a liability to corporation tax of approximately GBP 4,500,000 (January 31 1997: GBP 1,100,000) would have arisen. The Trust has not waived its right to dividends in respect of this shareholding.The assets and liabilities of the Trust, as well as its operating costs, are included in Micro Focus' consolidated financial statements.

(b) Company:
--------------------------------------------------------------------------------
                                           1998       1997
                                        GBP'000    GBP'000
--------------------------------------------------------------------------------
Investments in subsidiary undertakings:
Beginning of year                       27,175     27, 685
Acquisitions (note 3):                  12,679           -
Additions                                  309           -
Effect of exchange rate changes             37        (510)
--------------------------------------------------------------------------------
End of year                             40,200      27,175

Investment in own shares (see (a) above):
End of year                              4,886       5,634
--------------------------------------------------------------------------------
                                        45,086     32, 809
--------------------------------------------------------------------------------

The principal subsidiary undertakings, all of which are wholly-owned, are:

--------------------------------------------------------------------------------
                                         Country of incorporation
--------------------------------------------------------------------------------
Micro Focus Limited                               U.K. (1)
Micro Focus International Limited                 U.K. (2)
Micro Focus Holdings Limited                      U.K. (1)
Micro Focus Incorporated                        U.S.A. (2)
XDB Systems, Inc.                               U.S.A. (1)
Micro Focus Japan                                Japan (2)
Micro Focus GmbH                               Germany (2)
Micro Focus SARL                                France (2)
Micro Focus SA                                   Spain (2)
Micro Focus Investments Limited                 Jersey (3)
System Focus BV                            Netherlands (2)
Micro Focus Technology NV         Netherlands Antilles (2)
--------------------------------------------------------------------------------

(1) Held directly by the Company
(2) Held by a subsidiary undertaking
(3) Held directly by the Company, operating as a financing company. The activities of the other subsidiary undertakings are described in the Directors' Report.

Note 14  Stocks

The replacement value of stocks is not considered to be materially different from their balance sheet values.

Note 15  Debtors

--------------------------------------------------------------------------------
                                          1998        1997
                                       GBP'000     GBP'000
--------------------------------------------------------------------------------
Trade debtors                           29,145      12,672
Other debtors and prepaid expenses       1,728       1,556
--------------------------------------------------------------------------------
                                        30,873      14,228
--------------------------------------------------------------------------------

Trade debtors include GBPnil (1997: GBP 1,693,000) which is due more than twelve months from the balance sheet date. Other debtors and prepaid expenses include loans to an officer of Micro Focus totalling GBP nil (1997: GBP 57,000), and amounts due more than twelve months from the balance sheet date totalling GBP 74,000 (1997: GBP 164,000).

Note 16  Creditors: amounts falling due within one year

--------------------------------------------------------------------------------
                                               1998       1997
                                            GBP'000    GBP'000
--------------------------------------------------------------------------------
Bank loans                                   1,007           -
Obligations under finance leases (note 18)       6          68
Trade creditors                              4,241       3,054
Current corporation tax                      6,428       2,590
Other taxes and social security costs        1,725       1,129
Product royalties and purchases                845         602
Accrued employees compensation
   and commissions                           7,481       3,632
   Accrued expenses                          4,750       1,556
--------------------------------------------------------------------------------
                                            26,483      16,180
--------------------------------------------------------------------------------

The bank loan represents borrowings against an unsecured revolving multi-currency loan facility, under the terms of which financing of up to GBP 5,000,000, or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). The amount outstanding against this credit line at January 31 1998 was drawn in French Francs, and was incurring interest at 3.6% per annum.

Accrued expenses includes GBP 116,000 (1997: GBP 123,000) in respect of an unfunded defined benefit scheme operated by a foreign subsidiary undertaking, and other outstanding contributions payable by Micro Focus in connection with employees' pension arrangements.

Note 17  Creditors: amounts falling due after more than one year

Creditors due after more than one year represent obligations under lease commitments (see note 18).

Note 18  Lease commitments

Financial commitments for future periods under lease agreements existing at January 31 1998 are as follows:

Finance leases:
--------------------------------------------------------------------------------
                                              1998       1997
                                           GBP'000    GBP'000
--------------------------------------------------------------------------------
Amounts payable within one year                 6          71
Amounts payable from one to two years          15          15
--------------------------------------------------------------------------------
                                               21          86
Less finance charges allocated to
   future periods                               -          (3)
--------------------------------------------------------------------------------
                                               21          83
--------------------------------------------------------------------------------
Finance leases are shown as:
Amounts due within one years (note 16)          6          68
Amounts due after more than one year           12          15
--------------------------------------------------------------------------------
                                               18          83
--------------------------------------------------------------------------------
Operating leases:
--------------------------------------------------------------------------------
                                  Land and buildings                     Other
                                   1998         1997         1998         1997
                                GBP'000      GBP'000      GBP'000      GBP'000
--------------------------------------------------------------------------------
Annual commitment
under leases which expire:
   within one year                 263       1,117             4         114
   in the second to fifth
      years inclusive            1,576         648           541         462
   thereafter                      469         168             -           -
--------------------------------------------------------------------------------
                                 2,308       1,933           545         576
--------------------------------------------------------------------------------

Note 19  Capital commitments

At January 31 1998 and January 31 1997 Micro Focus had no material capital expenditure commitments.

Note 20  Deferred taxation

Deferred taxation has been fully provided as follows:

(a)  Micro Focus:

--------------------------------------------------------------------------------
                                          1998         1997
                                       GBP'000     GBP'000
--------------------------------------------------------------------------------
Capital allowances in advance
   of depreciation and amortisation         89         169
Other timing differences                 6,318       6,070
--------------------------------------------------------------------------------
                                         6,407       6,239
--------------------------------------------------------------------------------


The movement of deferred taxation during the year is as follows:

--------------------------------------------------------------------------------
                                          1998        1997
                                       GBP'000     GBP'000
--------------------------------------------------------------------------------
Balances, beginning of year              6,239       5,454
Movement on captital allowances
   in advance of depreciation
   and amortisation                        (80)       (140)
Movement in other timing differences       248         925
--------------------------------------------------------------------------------
Balances, end of year                    6,407       6,239
--------------------------------------------------------------------------------

(b)  Company:
--------------------------------------------------------------------------------
                                         1998         1997
                                      GBP'000      GBP'000
--------------------------------------------------------------------------------
Capital allowances in advance
   of depreciation and amortisation         19          19
--------------------------------------------------------------------------------
                                            19          19
--------------------------------------------------------------------------------

Note 21  Share option plans

The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Micro Focus and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in five equal cumulative annual installments commencing one year after the date of grant. Unexercised options lapse when the optionholder ceases to be employed by Micro Focus or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options for up to a maximum of 757,369 shares (representing 5% of the issued share capital of the Company at that time); such authority will expire on June 18 1999. Prior to 1996, authority to issue options under similar terms had been granted pursuant to the 1991 Share Option Plan and the 1983-1984 Share Option Plan. Such authorities expired in1996 and 1991 respectively. At January 31 1998 1,687,580 options were issued and outstanding under the plans, and a further 319,253 which had been approved for grant by shareholders under the 1996 Share Option Plan were currently unissued.

In 1994 the Micro Focus Group Employee Benefit Trust 1994 ("the Trust") was established to further the Company's policy of encouraging share ownership by its employees. Under the terms of the Trust, Micro Focus Trustees Limited ("MFTL") is permitted to acquire ordinary shares in the Company and to issue options for those shares to directors and employees. At January 31 1998 MFTL owned 793,713 shares, and options granted by MFTL to purchase 634,245 of these shares were outstanding. Options which had been granted for an additional 22,000 shares prior to their acquisition by MFTL also remained outstanding. The remaining 105,220 option shares were available for future grant. The shares held by the Trust are included in Investments (see note 13 to the financial statements on page 64).

Pursuant to the agreement to acquire XDB Systems, Inc. ("XDB"), the Company assumed XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, holders of XDB options are entitled to exercise their option shares in return for ordinary shares in the Company. At January 20 1998, the date of the merger, XDB option holders held 40,042 options in the Company at prices between $7.95 and $37.06 and denominated in U.S. dollars. At January 31 1998 30,056 of these option shares remained outstanding.

Share option activity under the plans was as follows:

--------------------------------------------------------------------------------
                                   Number           Option price
                                of shares              per share
--------------------------------------------------------------------------------
Outstanding, January 31, 1995   1,728,874         GBP 2.20-GBP 28.83
Options granted                   603,795         GBP 5.42-GBP 8.20
Options exercised                (114,865)        GBP 2.20-GBP 5.42
Options cancelled                (159,035)        GBP 2.20-GBP 28.83
--------------------------------------------------------------------------------
Outstanding, January 31, 1996   2,058,769         GBP 5.42-GBP 28.83
Options granted                 2,300,830         GBP 5.83-GBP 9.70
Options exercised                 (24,156)        GBP 5.42-GBP 9.66
Options cancelled              (1,840,411)        GBP 5.42-GBP 28.83
--------------------------------------------------------------------------------
Outstanding, January 31, 1997   2,495,032         GBP 5.42-GBP 21.61
Options granted                 1,324,545         GBP 4.85-GBP 22.60
Options exercised                (310,741)        GBP 5.42-GBP 18.52
Options cancelled              (1,134,955)        GBP 4.85-GBP 22.60
--------------------------------------------------------------------------------
Outstanding, January 31, 1998   2,373,881         GBP 4.85-GBP 22.60
--------------------------------------------------------------------------------

The total of 2,373,881 options outstanding at January 31 1998 is represented by 1,717,636 unissued shares (1,687,580 issued under the Micro Focus plans and 30,056 pursuant to the XDB plans) and 656,245 issued shares held by MFTL.

The outstanding options are exercisable between 1998 and 2007; the proceeds on exercise at January 31 1998 would be GBP 21,579,000 (January 31 1997:GBP 19,790,000).

At January 31 1998 options for 254,000 shares (January 311997: 168,000 shares) were currently exercisable at prices per share of between GBP 5.42 and GBP 22.60; the proceeds on exercise of such options at January 31 1998 would be GBP 2,586,000 (January 31 1997: GBP 2,095,000).

Note 22  Post-balance sheet event

On March 12 1998 shareholders approved a 5-for-1 sub-division of the Company's ordinary shares ("the Stock Split".) The sub-division became effective as of the close of business on Friday, March 13 1998. The Company's American Depository
Shares ("ADSs"), which are traded on the Nasdaq Stock Market in the United States, did not split, although the conversion rights of such ADSs have been adjusted such that each ADS now represents 5 ordinary shares.


STATEMENT OF THE DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS (UK FORMAT)

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that year. In preparing those financial statements the directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgments and estimates that are reasonable and prudent; and

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the U.K. Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

REPORT OF THE AUDITORS (UK FORMAT)

To the members of Micro Focus Group Plc

We have audited the financial statements on pages 51 to 67, which have been prepared under the historical cost convention and on the basis of the accounting policies set out in note 1 to the financial statements on pages 57 to 5.

Respective responsibilities of directors and auditors

As described above, the Company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the group as at January 31 1998 and of the profit of the group for the year then ended and have been properly prepared in accordance with the U.K. Companies Act 1985.


Ernst & Young
Chartered Accountants
Registered Auditor
Reading
May 1 1998

[back cover of annual report]

BOARD OF DIRECTORS:

J. Michael Gullard
Chairman of the Board
General Partner, Cornerstone Management

Martin Waters
President and Chief Executive Officer

Paul Aldous Adams
Vice President, International Sales

Ronald Harold Forbes
Vice President, International Finance

Harold Hughes
Chairman, Pandesic LLC

J. Sidney Webb
Chairman, Titan Corporation

COMPANY SECRETARY:

Loren E. Hillberg

COMPANY OFFICERS:

Martin Waters
President and Chief Executive Officer

Richard Van Hoesen
Senior Vice President and
Chief Financial Officer

Chris Sanders
Senior Vice President, Product Operations

Buff Jones
Senior Vice President,
Business Development

Paul Aldous Adams
Vice President, International Sales

Chris Christides
Senior Vice President, North American Sales

Richard C. Butts
Vice President, Human Resources

Loren E. Hillberg
Vice President and General Counsel

Stanley J. Blaustein
Vice President and Chief Information Officer

REGISTERED OFFICE

Micro Focus Group Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN, UK

BANKERS

Midland Bank Plc
1 Mansion House Street
Newbury
Berkshire RG14 5ET, UK

STOCKBROKERS

SBC Warburg 1 Finsbury
Avenue London EC2M 2PA,
UK and The Stock Exchange London
EC2N 1HP, UK

Registrars and Transfer Office

Lloyds Bank Registrars
The Causeway, Worthing
West Sussex BN99 6DA, UK

ADR DEPOSITORY

Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, New York 10286, USA

AUDITORS

Ernst & Young, Chartered
Accountants
Apex Plaza
Reading,
Berkshire RG1 1YE, UK

SOLICITORS

Jonathan Philip Davies, Solicitor
Memery Crystal
31 Southampton Row
London WC1B 5HT, UK

REGIONAL SALES OFFICES

UK

Micro Focus Limited
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN, UK
Tel:     (+44) 1635 32646
Fax:  (+44) 1635 33966

USA

Micro Focus Incorporated
701 East Middlefield Road
Mountain View, CA 94043
Tel:  (+1) (650) 938 3700
Fax:  (+1) (650) 404 7414

Micro Focus Incorporated (Philadelphia)
500 East Swedesford Road
2nd Floor
Wayne, PA 19087
Tel:  (+1) (610) 263 3400
Fax:  (+1) (610) 263 3700

Micro Focus Incorporated (New York)
Two Wall Street
7th Floor
New York, NY 10005
Tel:  (+1) (212) 312 2200
Fax:  (+1) (212) 312 2222

CANADA
Micro Focus (Canada) Limited
One City Centre Drive
Suite 301
Mississauga, Ontario L5B 1M2
Canada
Tel:  (+1) (905) 306 7280
Fax:  (+1) (905) 306 7530

JAPAN
Micro Focus Japan Ltd
Nishi Azabu Matsui Building 4F
17-30 Nishi Azabu 4-Chome
Minato-ku, Tokyo 106
Japan
Tel:  (+81) 3 3486 7791
Fax:  (+81) 3 3486 5055

GERMANY
Micro Focus GmbH
Am Moosfeld 11
81829 Munchen
Germany
Tel:  (+49) 89 42094-0
Fax:  (+49) 89 42094-211

FRANCE
Micro Focus SARL
Tour Franklin
Defense 8
92042 Paris-La Defense Cedex
France
Tel:  (+33) 1 4775 7575
Fax:  (+33) 1 4775 7580

SPAIN
Micro Focus S.A.
Corsega 541 4a Planta
08025 Barcelona
Spain
Tel:  (+34) 3 435 7001
Fax:  (+34) 3 435 6733

INDIA
Micro Focus India Pvt/Ltd
#1/a Church Street
TNA Chambers, First Floor
Bangalore 560001
India
Tel:  (+91) 80 509 1215
Fax:  (+91) 80 559 2647


Micro Focus Worldwide Web Site - http://www.microfocus.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Micro Focus Group Public Limited Company
                                      ----------------------------------------
                                                      (Registrant)


Date: May 28, 1998                By: /s/ Richard Van Hoesen
                                      ----------------------------------------
                                      Richard Van Hoesen, Sr. Vice President,
                                      Chief Financial Officer and Secretary